                                                FILED PURSUANT TO RULE 424(b)(1)
                                            REGISTRATION STATEMENT NO. 333-29179

                         [LOGO OF OPTO-SENSORS, INC.]

                               3,700,000 SHARES

                                 COMMON STOCK

  Of the 3,700,000 shares of Common Stock offered hereby, 3,330,000 shares are being sold by OSI Systems, Inc. (the "Company") and 370,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. Prior to this Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the method of determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "OSIS."


                                ---------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNDERWRITING                      PROCEEDS TO
                  PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                   PUBLIC       COMMISSIONS(1)     COMPANY(2)    SHAREHOLDERS(2)
--------------------------------------------------------------------------------
Per Share...       $13.50           $0.945          $12.555          $12.555
--------------------------------------------------------------------------------
Total(3)....    $49,950,000       $3,496,500      $41,808,150       $4,645,350
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated offering expenses of $600,000 payable by the Company and $60,000 payable by the Selling Shareholders.
(3) Certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 555,000 shares of Common Stock solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Shareholders will be $57,442,500, $4,020,975 and $11,613,375, respectively. See "Underwriting."

                                ---------------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens ("BancAmerica Robertson Stephens"), San Francisco, California, on or about October 7, 1997.

BANCAMERICA ROBERTSON STEPHENS
                            WILLIAM BLAIR & COMPANY
                                                   VOLPE BROWN WHELAN & COMPANY

                The date of this Prospectus is October 1, 1997.

     OSI Systems, Inc. is a vertically integrated worldwide provider of devices, subsystems and end-products based on optoelectronic technology. The Company designs and manufactures optoelectronic devices and value-added subsystems for original equipment manufacturers for use in a broad range of applications, including security, medical diagnostics, telecommunications, office automation, aerospace, computer peripherals and industrial automation. In addition, the Company utilizes its optoelectronic technology and design capabilities to manufacture security and inspection products that it markets worldwide to end users under the "Rapiscan" brand name. These products are used to inspect baggage, cargo and other objects for weapons, explosives, drugs and other contraband.

                                   RAPISCAN

                       Security and Inspection Products

[Picture of a woman standing in front of a Rapiscan 119
Table Top System machine]
Rapiscan 119 Table Top System

[Picture of a woman walking through a Rapiscan AMD 750 Metal
Arch machine]
Rapiscan AMD 750 Metal Arch

[Picture of Rapiscan 520 Carry On System machine]
Rapiscan 520 Carry On System

[Picture of Rapiscan 532 Cargo System machine with image of person next to the system]
Rapiscan 532 Cargo System

[Three images of baggage with various contents]
Conventional Dual Energy Image
Organic Material Image
Enhanced Picture X-Ray (EPX) Image

[Picture of a Rapiscan Series 500 X-Ray van with open side door]
Rapiscan Series 500 X-Ray Van


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              [TWO PAGE GATEFOLD]







                               OSI SYSTEMS, INC.
                               ----------------

                     Optoelectronic Devices and Subsystems

[Picture of man with Pulse Oximetry Probe attached to his finger and woman sitting next to him]
Pulse Oximetry Probe

[Picture of computer and medical imaging equipment]
Medical Imaging Sensor Electronics

[Picture of hand-held Barcode Readout Sensor]
Barcode Readout Sensor

[Picture of detector device]
High Energy Radiation Detector

[Picture of various cables and subassemblies]
Opto-Assembly/Medical

[Picture of various printed circuit boards]
Custom PC Boards

[Picture of various optical components and subassemblies]
Optics

[Picture of X-ray scanning machine]
Imaging Sensor Electronics

[Picture of military attack helicopter]
Laser Warning Detector

[Picture of sensor device]
Satellite Sun Sensors

[Picture of submarine]
Fire Detection Subassembly

[Picture of various molding parts and casings]
Tool & Die and Injection Molding

[Picture of various photodetectors]
Custom Photodetectors

[Picture of various chips and printed circuit boards]
Ceramic Substrates/Hybrids

[Picture of array chip]
Hybrid

[Picture of slot machine]
Hopper Optical Assembly

[Schematic Image of Ring Laser Gyro Detector]
Ring Laser Gyro (RLG) Detector

[Picture of Color Sensor Hybrid]
Color Sensor Hybrid

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED OFFER AND SALE OF THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL OCTOBER 26, 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    7
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   28
Management................................................................   41
Certain Transactions......................................................   49
Principal and Selling Shareholders........................................   51
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   56
Legal Matters.............................................................   58
Experts...................................................................   58
Additional Information....................................................   58
Index to Consolidated Financial Statements................................  F-1

                                ---------------
  The Company intends to furnish its shareholders with annual reports containing consolidated audited financial statements and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

  Rapiscan(R) is a registered trademark of the Company. This Prospectus also contains trademarks and tradenames of other companies.

  The Company is a California corporation organized in 1987. In June 1997, the Company changed its name from Opto Sensors, Inc. to OSI Systems, Inc. The Company's principal subsidiaries are: UDT Sensors, Inc., a California corporation ("UDT Sensors"); Rapiscan Security Products (U.S.A.), Inc., a California corporation ("Rapiscan U.S.A."); Ferson Optics, Inc. ("Ferson"), a California corporation; Rapiscan Security Products Limited, a United Kingdom corporation ("Rapiscan UK"); Opto Sensors (Singapore) Pte Ltd, a corporation organized under the laws of Singapore ("OSI Singapore"); Opto Sensors (Malaysia) Sdn. Bhd., a Malaysian corporation ("OSI Malaysia"); and Advanced Micro Electronics AS, a Norwegian company ("AME"). The principal executive offices of the Company are located at 12525 Chadron Avenue, Hawthorne, California 90250. The Company's telephone number is (310) 978-0516. Unless otherwise indicated by the context, all references in this Prospectus to the "Company" are to OSI Systems, Inc. and to one or more, but not necessarily all of its consolidated subsidiaries.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors."

                                  THE COMPANY

  OSI Systems, Inc. (the "Company") is a vertically integrated worldwide provider of devices, subsystems and end-products based on optoelectronic technology. The Company designs and manufactures optoelectronic devices and value-added subsystems for original equipment manufacturers ("OEMs") for use in a broad range of applications, including security, medical diagnostics, telecommunications, office automation, aerospace, computer peripherals and industrial automation. In addition, the Company utilizes its optoelectronic technology and design capabilities to manufacture security and inspection products that it markets worldwide to end users under the "Rapiscan" brand name. These products are used to inspect baggage, cargo and other objects for weapons, explosives, drugs and other contraband. In fiscal 1997, revenues from the sale of optoelectronic devices and subsystems amounted to $42.9 million, or approximately 55.2%, of the Company's revenues, while revenues from sales of security and inspection products amounted to $34.7 million, or approximately 44.8%, of the Company's revenues.

 Optoelectronic Devices and Subsystems

  The Company manufactures a wide range of optoelectronic devices which it integrates into complex subsystems vital to various end products, including x-ray and computer tomography ("CT") imaging systems, industrial robotics, medical monitoring and diagnostic products, optical drives for computer peripherals, bar code scanners, and aviation gyroscopes. These optoelectronic devices operate by sensing light of varying wave lengths and converting the light into electronic signals. In addition to manufacturing optoelectronic devices, the Company produces optoelectronic subsystems and offers a range of vertically integrated services to its subsystem customers. These services include component design and customization, subsystem concept design and application engineering, product prototyping and development, pre-production, and short-run and high volume manufacturing. In fiscal 1997, the Company manufactured subsystems for use in more than 100 different applications, including those of approximately 50 major OEM customers such as Picker International, Honeywell Avionics, Eastman Kodak, Xerox, Johnson & Johnson, Bausch & Lomb, Texas Instruments, Boeing Aircraft Co. and Hewlett-Packard. During fiscal 1997, no single OEM customer accounted for more than 10.0% of the Company's revenues and the top five customers collectively represented less than 20.0% of the Company's revenues.

  The Company believes that in recent years advances in technology and reductions in the cost of key components of optoelectronic systems, including computer processing power and memory, have broadened the market by enabling the use of optoelectronic devices in a greater number of applications. In addition, the Company believes that there is a trend among OEMs to increasingly outsource the design and manufacture of optoelectronic subsystems to fully integrated, independent manufacturers who may have greater specialization, broader expertise, and the ability and flexibility to respond in shorter time periods than the OEMs could accomplish in-house. The Company believes that its high level of vertical integration, substantial engineering resources, expertise in the use and application of optoelectronic technology, and low-cost international manufacturing operations, enable it to effectively compete in the market for optoelectronic devices and subsystems.

 Security and Inspection Products

  The Company manufactures a range of security and inspection products that are used for conventional security purposes including the detection of concealed weapons and contraband, as well as for a variety of non-security applications. The Company's security and inspection products utilize linear x-ray technology to create a two-dimensional image of the contents of the object being inspected. These products may function either as stand-alone systems or as components of an integrated security system. Locations where these products are currently used for security inspection purposes include airports, government offices, post offices, courthouses, jails, embassies, commercial buildings and mail sorting facilities. Non-security inspection uses of these products include the detection of illegal narcotics, inspection of agricultural products, examination of cargo to mitigate the avoidance of import duties, and non-destructive product testing. The Company currently manufactures 16 models of products with different sizes, price points and imaging capabilities in order to appeal to the breadth of security and non-security applications for its products. Since entering the security and inspection market in 1993, the Company has shipped approximately 2,000 units of its security and inspection products to approximately 50 countries. The Company believes that the growth in the market for security and inspection products will continue to be driven by the increased perception of threat fueled by recent terrorist incidents, increased government mandates and appropriations, and the emergence of a growing market for the non-security applications of its products.

  The Company's objectives are to be a leading provider of specialized optoelectronic products, to enhance its position in the international inspection and detection marketplace, and to leverage its expertise in the optoelectronic technology industry by integrating into new end-markets on a selective basis. Key elements of the Company's growth strategy include leveraging its expertise in optoelectronic design and manufacturing to address new applications, further penetrating existing security and inspections markets, capitalizing on its high-level of vertical integration and on its global presence, and selectively entering into new end-product markets. Since 1990, the Company has completed four acquisitions. The Company intends to continue to pursue additional acquisition opportunities that expand the Company's technological capabilities, increase the breadth of its product offerings, and increase its geographic presence. As with the security and inspection operations that the Company acquired in 1993, the Company seeks to make acquisitions in which: (i) the Company's core optoelectronic technology is a significant technology component; (ii) the market for the products offers favorable pricing dynamics; (iii) the competitive market dynamics provide for substantial growth in market share; and (iv) the Company's existing manufacturing, sales and service organization provide the acquired operations with a strategic and cost advantage.

  The Company currently manufactures its optoelectronic devices and subsystems at facilities in Hawthorne, California, in Ocean Springs, Mississippi, in Johor Bahru, Malaysia, and in Horten, Norway. Its security and inspection products are currently manufactured at facilities in Crawley, England, in Long Beach, California, and in Johor Bahru, Malaysia. As of June 30, 1997 the Company marketed its products worldwide through approximately 42 sales and marketing employees located in five countries, and through approximately 95 independent sales representatives.

                                  THE OFFERING

Common Stock Offered by the Company.  3,330,000 shares
Common Stock Offered by the Selling
 Shareholders.......................    370,000 shares
Common Stock Outstanding after the
 Offering...........................  9,563,778 shares(1)
Use of Proceeds.....................  To repay certain indebtedness, to increase funds available for research and
                                      development, to enhance its sales and
                                      marketing capabilities, to pursue possible
                                      acquisitions, and for general corporate
                                      purposes, including working capital. See
                                      "Use of Proceeds."
Nasdaq National Market Symbol.......  OSIS

---------------
(1) Based on the number of shares outstanding on September 30, 1997. Excludes 783,236 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $7.74 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (In thousands, except share and per share data)

                                              YEAR ENDED JUNE 30,
                               -------------------------------------------------
                                 1993      1994      1995      1996      1997
                               --------- --------- --------- --------- ---------
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
 Revenues....................    $27,225   $47,735   $49,815   $61,518   $77,628
 Cost of goods sold..........     20,591    36,037    37,818    45,486    56,174
                               --------- --------- --------- --------- ---------
 Gross profit................      6,634    11,698    11,997    16,032    21,454
 Operating expenses:
  Selling, general and
   administrative(1).........      4,014     7,974     7,601     9,757    11,304
  Research and development...      1,034     1,451     1,591     1,663     2,504
  Stock option
   compensation(2)...........        --        --        --        --        856
                               --------- --------- --------- --------- ---------
  Total operating expenses...      5,048     9,425     9,192    11,420    14,664
                               --------- --------- --------- --------- ---------
 Income from operations......      1,586     2,273     2,805     4,612     6,790
 Interest expense............        471       710     1,251     1,359     1,197
                               --------- --------- --------- --------- ---------
 Income before income taxes
  and minority interest......      1,115     1,563     1,554     3,253     5,593
 Provision for income taxes..        462       814       413     1,111     1,416
                               --------- --------- --------- --------- ---------
 Income before minority
  interest...................        653       749     1,141     2,142     4,177
 Minority interest...........          6        38        17       117       --
                               --------- --------- --------- --------- ---------
 Net income..................       $659      $787    $1,158    $2,259    $4,177
                               ========= ========= ========= ========= =========
 Net income available to
  common shareholders(3)(4)..       $814      $995    $1,357    $2,308    $4,269
                               ========= ========= ========= ========= =========
 Net income per
  share(3)(4)(5).............      $0.13     $0.16     $0.22     $0.38     $0.68
                               ========= ========= ========= ========= =========
 Weighted average shares
  outstanding(5).............  6,139,429 6,249,674 6,172,901 6,134,669 6,263,963

                                                              JUNE 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(6)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash.................................................... $   553    $29,839
 Working capital.........................................  10,800     49,961
 Total assets............................................  47,333     76,619
 Total debt..............................................  13,180      1,258
 Total shareholders' equity..............................  16,809     58,017

-------------
(1) Fiscal 1994 includes a one-time charge of $1.5 million incurred in connection with the settlement of a governmental proceeding. See "Business--Legal Proceedings."
(2) Represents a charge resulting from the acceleration of the vesting periods of outstanding stock options having exercise prices below the fair market value on the date of grant. The charge had the effect of decreasing income from operations, net income and net income available to common shareholders by $856,000, $514,000 and $514,000 respectively.
(3) Gives effect to the conversion of certain subordinated debt into preferred stock and Common Stock in October and November 1996, and the issuance of Common Stock for the purchase of the remaining minority interests in certain subsidiaries in October and December 1996 as if such transactions occurred on July 1, 1992. Adjustments in each of the five years ended June 30, 1997 consist of: (i) the elimination of interest expense related to converted subordinated debt of $161,000, $246,000, $216,000, $166,000 and
    $92,000, net of income taxes, respectively; and (ii) the elimination of the minority interest in the net loss of subsidiaries of $6,000, $38,000, $17,000, $117,000 and $0, respectively.
(4) Supplementary net income for each of the five years ended June 30, 1997 is $936,000, $1,163,000, $1,939,000, $2,913,000 and $4,872,000, respectively, reflecting the reduction in interest expense, net of income taxes, from the effect of debt repayments discussed under "Use of Proceeds." Supplementary net income per share for the corresponding periods is $0.15, $0.18, $0.28, $0.42 and $0.68, respectively, and reflects only the additional shares issued to repay that debt.
(5) Assumes the conversion of 2,568,750 shares of preferred stock into 3,853,125 shares of Common Stock as of July 1, 1992. The preferred stock had a liquidation preference of $1.00 per share, and was otherwise entitled to the same voting, dividend and all other rights as the Common Stock.
(6) Adjusted to give effect to the sale of 3,330,000 shares of Common Stock offered by the Company hereby, at the initial public offering price of $13.50 per share and after deducting underwriting discounts, commissions and estimated Offering expenses, and the application of the net proceeds therefrom.

  Unless otherwise indicated, all information in this Prospectus: (i) reflects a 1.5-for-1 stock split (the "Stock Split") of the Common Stock effected in June 1997; (ii) reflects the conversion of each outstanding share of the Company's preferred stock into 1.5 shares of the Common Stock concurrent with the Stock Split; and (iii) assumes the Underwriters' over-allotment is not exercised. All references to the Company's fiscal years refer to the periods ending June 30.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's quarterly operating results have varied in the past and are likely to vary significantly in the future. These quarterly fluctuations are the result of a number of factors, including the volume and timing of orders received and shipments made during the period, variations in the Company's product mix, changes in demand for the Company's products, the timing and amount of expenditures made by the Company in anticipation of future sales, variability in selling price, and other competitive conditions. The Company's revenues, particularly from the sale of security and inspection products, are increasingly dependent upon larger orders of multiple units and upon the sale of products having higher average selling prices. The Company is unable to predict the timing of the receipt of such orders and, as a result, significant variations between forecasts and actual orders will often occur. Furthermore, the rescheduling of the shipment of any large order, or portion thereof, or any production difficulties or delays experienced by the Company, could have a material adverse effect on the Company's quarterly operating results. Due to the foregoing factors, it is possible that in future quarters the Company's operating results will not meet the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Backlog."

COMPETITION

  The markets in which the Company operates are highly competitive and are characterized by evolving customer needs and rapid technological change. The Company competes with a number of other manufacturers, many of whom have significantly greater financial, technical and marketing resources than the Company. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements, may have stronger customer relationships, may have greater name recognition, and may devote greater resources to the development, promotion and sale of their products than does the Company. In the optoelectronic device and subsystem market, competition is based primarily on factors such as expertise in the design and development of optoelectronic devices, product quality, timeliness of delivery, price, customer technical support, and on the ability to provide fully integrated services from application development and design through volume subsystem production. The Company believes that its major competitors in the optoelectronic device and subsystem market are EG&G Electro-Optics, a division of EG&G, Inc., Optek Technology Inc., Hamamatsu Corporation, and Honeywell Optoelectronics, a division of Honeywell, Inc. In the security and inspection market, competition is based primarily on such factors as product performance, functionality and quality, the over-all cost of the system, prior customer relationships, technological capabilities of the product, price, certification by government authorities, local market presence, and breadth of sales and service organization. The Company believes that its principal competitors in the market for security and inspection products are EG&G Astrophysics, a division of EG&G, Inc. ("EG&G Astrophysics"), Heimann Systems GmbH, InVision Technologies, Inc., Vivid Technologies, American Science and Engineering, Inc., Barringer Technologies Inc., Control Screening L.L.C., and Thermedics Detection, Inc. In addition, the Company supplies optoelectronic devices and subsystems to certain OEMs which, in turn, manufacture end-products that compete with the Company's own products. There can be no assurance that these competing OEMs will continue to purchase optoelectronic products from the Company. Competition could result in price reductions, reduced margins, and a decrease in the Company's market share. There can be no assurance that the Company will be able to compete successfully against any current or future competitors in either market or that future competitive pressures will not materially and adversely affect its business, financial condition and results of operations. See "Business-- Competition."

LARGE ORDERS; LENGTHY SALES CYCLES

  Sales of the Company's security and inspection products have increasingly been characterized by large orders of multiple units or of products having higher average selling prices. The Company's inability to obtain such additional large orders could have a material adverse effect on the Company's business, financial condition and results of operations. Sales of security and inspection products depend in significant part upon the decision of governmental agencies to upgrade or expand existing airports, border crossing inspection sites and other security installations. Accordingly, a portion of the Company's sales of security inspection and detection products is often subject to delays associated with the lengthy approval processes that often accompany such capital expenditures. During these approval periods, the Company expends significant financial and management resources in anticipation of future orders that may not occur. A failure by the Company to receive an order after expending such resources could have a material adverse effect on its business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

  The markets for all of the Company's products are subject to rapidly changing technology. As OEMs seek to develop and introduce new, technologically-advanced products and product enhancements, the Company is required to design, develop and manufacture optoelectronic devices and subsystems to meet these new and enhanced product requirements. Accordingly, the Company's performance as a designer and manufacturer of optoelectronic devices and subsystems is dependent upon its ability to keep pace with technological developments in both the optoelectronic market and in the numerous markets that its products serve. Any delay or failure in the Company's ability to design and manufacture the increasingly complex and technologically-advanced products that its customers demand will have a material adverse effect on the Company's business, financial condition and results of operations. In addition, technological changes and market forces continually affect the products sold by the Company's customers and thereby alter the demand for the Company's optoelectronic subsystems. The Company has in the past suddenly and unexpectedly lost orders for entire subsystem product lines due to technological changes that made the products sold by the Company's customers obsolete. The market for the Company's security and inspection products is also characterized by rapid technological change as the security industry seeks to develop new and more sophisticated products. New and enhanced security and inspection products are continuously being developed and introduced by the Company's competitors, including products that use advanced x-ray technologies, CT technology, or electro-magnetic and ultrasound technologies. The Company believes that its future success in the security and inspection industry will depend in large part upon its ability to enhance its existing product lines and to successfully develop new products that meet changing customer requirements. No assurance can be given that new industry standards or changing technology will not render the Company's existing security and inspection products obsolete. The failure of the Company's security and inspection product lines to meet new technological requirements or new industry standards will have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY OF RAW MATERIALS AND COMPONENTS

  The Company purchases certain raw materials and subcomponents from third parties pursuant to purchase orders placed from time to time. Purchase order terms range from three months to one year at fixed costs, but the Company has no guaranteed long-term supply arrangements with its suppliers. Any material interruption in the Company's ability to purchase necessary raw materials or subcomponents could have a material adverse effect on the Company's business, financial condition and results of operations. Silicon-based optoelectronic devices manufactured by the Company are critical components in most of the Company's subsystems. Since 1987, the Company has purchased substantially all of the silicon wafers it uses to manufacture its optoelectronic devices from Wacker Siltronic Corp., a United States subsidiary of Wacker Siltronic AG, a German company. The Company's dependence on this single source of supply exposes the Company to several risks, including limited control over pricing, availability of material, and material delivery schedules. Although the Company has not experienced any significant shortages or material delays in obtaining silicon wafers from Wacker Siltronic Corp., a major interruption in the delivery of silicon wafers from Wacker Siltronic Corp. would materially disrupt the Company's operations and could have a material adverse effect on the Company's business, financial condition and results of operations. The inability of the Company to develop alternative sources for single or sole source components, or to obtain sufficient quantities of these components, would adversely affect the Company's operations. See "Business--Manufacturing and Materials Management."

INTERNATIONAL BUSINESS; FLUCTUATION IN EXCHANGE RATES; RISKS OF CHANGES IN FOREIGN REGULATIONS

  In fiscal 1995, 1996 and 1997, revenues from shipments made outside of the United States accounted for approximately 32.0%, 38.0% and 42.2%, respectively, of the Company's revenues. Of the revenues generated during fiscal 1997 from shipments made outside of the United States, 14.9% represented sales from the United States to foreign customers, and the balance represented sales generated by the Company's foreign subsidiaries. The Company anticipates that international sales will continue to account for a material portion of the Company's revenues and that, accordingly, a major portion of the Company's business will be exposed to the risks associated with conducting international business operations, including unexpected changes in regulatory requirements, changes in foreign legislation, possible foreign currency controls, currency exchange rate fluctuations or devaluations, tariffs, difficulties in staffing and managing foreign operations, difficulties in obtaining and managing vendors and distributors, potentially negative tax consequences, and difficulties in collecting accounts receivable. The Company is also subject to risks associated with laws regulating the import and export of high technology products. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of the Company's products will be implemented by the United States or any other country in the future. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH MANAGING GROWTH AND ACQUISITIONS

  Since 1990, the Company has experienced significant growth through both internal expansion and through acquisitions. During this period, OSI Systems, Inc. established its Rapiscan U.S.A. operations and its Malaysian manufacturing facilities and acquired UDT Sensors, Rapiscan UK, Ferson and AME. This growth has placed, and may continue to place, significant demands on the Company's management, working capital and financial resources. Failure to continue to expand and enhance the Company's management and its financial control systems could adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's current management and systems will be adequate to address any future expansion of the Company's business. An element of the Company's strategy is to pursue acquisitions that would complement its existing range of products, augment its market coverage or enhance its technological capabilities or that may otherwise offer growth opportunities. Such future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and the amortization of expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no, or limited, prior experience and the potential loss of key employees of acquired organizations. No assurance can be given as to the ability of the Company to successfully integrate any acquired business, product, technology or personnel with the operations of the Company, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has no current agreement or negotiations underway with respect to any such acquisition, the Company may make acquisitions of businesses, products or technologies in the future. See "Use of Proceeds."

PROPRIETARY TECHNOLOGY; PENDING LITIGATION

  The Company believes that its principal competitive strength is its ability to design, develop and manufacture complex optoelectronic devices and subsystems for various industry segments. The Company does not rely upon any of its own patents or copyrights in the development or manufacture of its products. Accordingly, there are no legal barriers that prevent potential competitors from copying the Company's products, processes and technologies or from otherwise entering into operations in direct competition with the Company.

  The Company's Rapiscan U.S.A. subsidiary has entered into a non-exclusive patent license agreement with EG&G Inc. Under the license, Rapiscan U.S.A. is permitted to make, use and sell or otherwise dispose of security and inspection products that use an x-ray line scan system for baggage inspection purposes covered by EG&G Inc.'s patent. The patent, which expires in 2000, does not affect sales of the Company's security and inspection products manufactured and sold outside of the United States. The license may be terminated by EG&G Inc. in the event of a breach of the license agreement by Rapiscan U.S.A. The termination of the EG&G Inc. license would have a material adverse effect upon the Company's sales of its security and inspection products in the United States and upon the Company's business, financial condition and results of operations.

  In a lawsuit currently pending before the United States District Court for the Central District of California, Lunar Corporation ("Lunar") and the University of Alabama Research Foundation ("UAB") have alleged that OSI Systems, Inc., UDT Sensors and Rapiscan U.S.A. infringe United States Patent No. 4,626,688 (" '688 patent"). UAB owns the '688 patent and has granted an exclusive license to Lunar. The '688 patent is directed to a dual energy radiation detector. The lawsuit concerns those Rapiscan U.S.A.'s baggage scanner products which contain a dual energy detector, and detector components produced by UDT Sensors ("accused products"). Lunar and UAB are requesting that the court grant them damages in an unspecified amount and an injunction barring Rapiscan U.S.A., UDT Sensors and OSI Systems, Inc. from making, using, selling or offering for sale, the accused products in the United States. Rapiscan U.S.A., UDT Sensors and OSI Systems, Inc. have alleged that the accused products do not infringe the '688 patent, that the '688 patent is invalid and that in any event, Lunar had previously agreed that Rapiscan U.S.A. and UDT Sensors did not infringe the '688 patent, so that Lunar's claim is estopped, limited by laches or that an implied license has been granted by Lunar.

  The Company believes it has meritorious defenses and claims in the lawsuit with Lunar and UAB and believes that the likelihood of Lunar and UAB prevailing in its patent infringement lawsuit against the Company is remote. However, no assurance can be given that the Company will be successful in this lawsuit. In the event that the court determines that the accused products infringe the '688 patent and that Rapiscan U.S.A. and UDT Sensors do not have the right to use technology covered by the '688 patent, the court could grant Lunar and UAB a permanent injunction in which case Rapiscan U.S.A. could be prevented from marketing most of its baggage scanner products in the United States and UDT Sensors could be prevented from marketing certain detector components. Rapiscan U.S.A. and UDT Sensors could also be required to pay a significant amount of damages. Any such outcome would have a material adverse effect upon the Company's business, financial condition and results of operations. For the year ended June 30, 1997, sales of security and inspection products that are allegedly infringing upon Lunar and UAB's rights constituted $10.5 million or approximately 13.5% of the Company's revenues. Through June 30, 1997, the Company has incurred legal fees in the amount of approximately $368,000 in connection with this lawsuit. The Company intends to pursue vigorously its legal remedies in this lawsuit. As a result, the Company will continue to expend significant financial and other resources in connection with this lawsuit. See "Business--Legal Proceedings."

  The Company may from time to time in the future receive communications from third parties alleging infringements by the Company of patents or other intellectual property rights owned by such third parties. If any of the Company's products are found to infringe a patent, a court may grant an injunction to prevent the Company from making, selling or using these products in the applicable country. Protracted litigation may be necessary to defend the Company against alleged infringement of others' rights. Irrespective of the validity or the success of such claims, the defense of such claims could result in significant costs to the Company and the diversion of time and effort by management, either of which by itself could have a material adverse effect on the business, financial condition and results of operations of the Company. Further, adverse determinations in such litigation could subject the Company to significant liabilities (including treble damages under certain circumstances), or prevent the Company from selling certain of its products. If infringement claims are asserted against the Company, the Company may be forced to seek to obtain a license of such third party's intellectual property rights. No assurance can be given that the Company could enter into such a license agreement on terms favorable to the Company, or at all. The failure to obtain such a license agreement on reasonable terms could have an adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH MANUFACTURING

  The Company's ability to manufacture optoelectronic subsystems as well as security and inspection products is dependent upon the optoelectronic devices manufactured at the Company's Hawthorne, California facility. In addition, the Company's success also depends on its ability to manufacture its products at its various other facilities. Accordingly, any material disruption in the operations of any of its manufacturing facilities, and especially at its Hawthorne, California facility, would have a material adverse effect on the Company's business, financial condition and results of operations. Such interruption or disruption could occur due to the unavailability of parts, labor or raw materials, to political unrest, or to natural disasters, such as earthquakes or fires. The Company also believes that its long-term competitive position depends in part on its ability to increase manufacturing capacity. No assurance can be given that the Company will be able to increase its manufacturing capabilities in the future. The failure of the Company to build or acquire sufficient additional manufacturing capacity if and when needed could adversely impact the Company's relationships with its customers and materially adversely affect the Company's business, financial condition and results of operations.

PRODUCT LIABILITY RISKS

  The Company's business exposes it to potential product liability risks, particularly with respect to its security and inspection products. There are many factors beyond the control of the Company that could lead to liability claims, including the failure of the products in which the Company's subsystems are installed, the reliability of the customer's operators of the inspection equipment, and the maintenance of the inspection units by the customers. There can be no assurance that the amount of product liability insurance that the Company carries will be sufficient to protect the Company from product liability claims. A product liability claim in excess of the amount of insurance carried by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent upon the continuing contributions of its key management, technical and product development personnel. In particular, the Company is dependent upon the services of Deepak Chopra, the Chairman of the Company's Board of Directors, its President and Chief Executive Officer. In addition, the loss of the services of any of the Company's other senior managerial, technical or product development personnel could materially adversely affect the Company's business, financial condition and results of operations. The Company has entered into a five-year employment agreement with Mr. Chopra and maintains a $13.0 million policy of key man life insurance on the life of Mr. Chopra. The Company has also entered into shorter-term employment agreements with certain of the Company's senior managerial and technical personnel but does not maintain key man insurance policies on any of its other employees. The

Company's future success depends on its continuing ability to attract, retain and motivate highly qualified managerial and technical personnel. Competition for qualified technical personnel is intense. There can be no assurance that these individuals will continue employment with the Company. The loss of certain key personnel could materially adversely affect the Company's business, financial condition and results of operations. See "Business-- Employees" and "Management."

ENVIRONMENTAL REGULATION

  The Company is subject to various federal, state and local environmental laws, ordinances and regulations relating to the use, storage, handling and disposal of certain hazardous substances and wastes used or generated in the manufacturing and assembly of the Company's products. Under such laws, the Company may become liable for the costs of removal or remediation of certain hazardous substances or wastes that have been or are being disposed of offsite as wastes or that have been or are being released on or in its facilities. Such laws may impose liability without regard to whether the Company knew of, or caused, the release of such hazardous substances or wastes. The Company believes that it is currently in compliance with all material environmental regulations in connection with its manufacturing operations, that it has obtained all necessary material environmental permits to conduct its business and has no knowledge of any offsite disposal or releases on site that could have a material adverse affect on the Company. However, there can be no assurance that any environmental assessments undertaken by the Company with respect to its facilities have revealed all potential environmental liabilities, that any prior operator of the properties did not create any material environmental condition not known to the Company, or that an environmental condition that could result in penalties, expenses, or liability for the Company does not otherwise exist in any one or more of the facilities. In addition, the amount of hazardous substances or wastes produced or generated by the Company may increase in the future depending on changes in the Company's operations. Any failure by the Company to comply with present or future regulations could subject the Company to the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure of the Company to control or properly manage the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several and retroactive liability under certain statutes. Furthermore, the presence of hazardous substances on a property or at certain offsite locations could result in the Company incurring substantial liabilities as a result of a claim by a private third party for personal injury or a claim by an adjacent property owner for property damage. The imposition of any of the foregoing liabilities could materially adversely affect the Company's business, financial condition and results of operations. See "Business--Environmental Regulations."

CONCENTRATION OF OWNERSHIP; CONTROL BY MANAGEMENT

  Upon successful completion of this Offering, the Company's principal shareholders, Scope Industries and Deepak Chopra, the President and Chief Executive Officer of the Company, will beneficially own approximately 18.1% and 16.1%, respectively, of the Company's Common Stock (17.1% and 14.2%, respectively, if the Underwriters' over-allotment option is exercised in full), and the present directors and executive officers of the Company (including Scope Industries, an affiliate of one of the directors) will, in the aggregate, beneficially own 41.2% of the outstanding Common Stock (37.1% if the Underwriters' over-allotment option is exercised in full). Meyer Luskin, the President, Chief Executive Officer, Chairman of the Board of Directors and principal shareholder of Scope Industries, is a director of the Company. Consequently, Scope Industries, together with the Company's directors and executive officers acting in concert, will have the ability to significantly affect the election of the Company's directors and have a significant effect on the outcome of corporate actions requiring shareholder approval. Such concentration may also have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Shareholders," and "Management."

POSSIBLE ADVERSE EFFECTS OF AUTHORIZATION OF PREFERRED STOCK; POTENTIAL ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation authorize the Company's Board of Directors to issue up to 10,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, to fix the number of shares constituting any such series, and to fix the designation of any such series, without further vote or action by its shareholders. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of the holders of Common Stock and thereby reduce the value of the Common Stock. The Company has no present plans to issue shares of preferred stock. The issuance of preferred stock, coupled with the concentration of ownership in the directors and executive officers, could discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current prices, otherwise dilute the rights of holders of Common Stock, and may limit the ability of such shareholders to cause or approve transactions which they may deem to be in their best interests, all of which could have a material adverse effect on the market price of the Common Stock offered hereby. See "Description of Capital Stock--Preferred Stock."

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE;
DILUTION

  Prior to this Offering there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters. See "Underwriting." Additionally, the market price of the Common Stock could be subject to significant fluctuations in response to variations in actual and anticipated quarterly operating results and other factors, including announcements of new products or technical innovations by the Company or its competitors. Further, investors participating in the Offering will incur immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following this Offering could have an adverse effect on the market price of the Common Stock. Upon completion of this Offering, the Company will have outstanding approximately 9,563,778 shares of Common Stock, of which 3,700,000 shares offered hereby (4,255,000 shares if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act. The remaining 5,863,778 shares of Common Stock outstanding upon completion of this Offering are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"). Pursuant to lock-up agreements between certain securityholders and representatives of the Underwriters, the securityholders have agreed not to sell approximately 5,838,000 shares of Common Stock (including any additional shares issued upon the exercise of any options) for 180 days following the date of this Prospectus. However, beginning 180 days after the date of this Prospectus, subject in certain cases to the volume restrictions of Rule 144, all 5,863,778 shares will become freely transferable and available for immediate sale in the public market. The existence of a large number of shares eligible for future sale could have an adverse impact on the Company's ability to raise additional equity capital or on the price at which such equity capital could by raised.

LIMITATION ON OFFICERS' AND DIRECTORS' LIABILITIES UNDER CALIFORNIA LAW

  The Company's Articles of Incorporation provide that, pursuant to the California Corporations Code, the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by, or in the right of, the Company for breach of a director's duties to the Company or its shareholders. This provision does not eliminate the directors' fiduciary duty and does not apply for certain liabilities: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interest of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) with respect to certain transactions or the approval of transactions in which a director has a material financial interest; and (vii) expressly imposed by statute for approval of certain improper distributions to shareholders or certain loans or guarantees. See "Management--Limitation on Directors' Liability."

BROAD DISCRETION AS TO USE OF PROCEEDS

  Of the net proceeds of this Offering to be received by the Company, approximately $29.3 million or approximately 71.1% of the total estimated net proceeds has been generally allocated to increasing the Company's research and development activities, to enhancing the Company's sales and marketing capabilities, to pursuing possible acquisitions, and for working capital purposes. The amount of net proceeds allocated to each of these specific purposes has not been established and will, therefore, be used for these purposes as management may determine in its sole discretion without the need for shareholder approval with respect to any such allocation.

                                USE OF PROCEEDS

  The net proceeds to the Company from its sale of 3,330,000 shares of Common Stock offered hereby at the initial public offering price of $13.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $41.2 million. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Selling Shareholders who own the 370,000 shares to be sold in this Offering will bear their pro rata share of all expenses incurred in connection with this Offering.

  The principal reasons for this Offering are to enable the Company to repay bank indebtedness, to increase the Company's research and development activities, to enhance its sales and marketing capabilities, to pursue possible acquisitions, and to increase the Company's funds available for general corporate purposes, including working capital purposes. Although a portion of the net proceeds may be used to pursue possible strategic acquisitions, the Company is not currently a party to any commitments or agreements, and is not currently involved in any negotiations with respect to any acquisitions. While the Company intends to use the net proceeds it receives from this Offering for the foregoing purposes, other than the repayment of indebtedness, the Company is currently unable to specifically allocate the net proceeds among the foregoing purposes. See "Risk Factors-- Broad Discretion as to Use of Proceeds." The Company intends to repay a total of approximately $11.9 million outstanding under various bank facilities as described below.

                   APPROXIMATE
                    PRINCIPAL
                    AMOUNT AT          RATE BASIS           RATE AT
FACILITY          JUNE 30, 1997       PER ANNUM(1)       JUNE 30, 1997   MATURITY
--------          -------------       -----------        -------------   --------
Revolving Credit   $5,077,000   Variable rate plus 0.25%     8.75%     November 1998
Term Loan           2,344,000   Variable rate plus 0.50%     9.00%     March 2001
Revolving Credit    1,500,000   Variable rate plus 0.25%     8.75%     October 1997
Revolving Credit      963,000   Variable rate plus 1.85%     7.85%     December 1997
Revolving Credit      974,000   Variable rate plus 1.50%    10.00%     On demand
Term Loan              41,000   Variable rate plus 2.25%    10.75%     November 1997
Revolving Credit      586,000   Variable rate                6.65%     Evergreen
Term Loan             437,000   5.75%                        5.75%     June 2001

---------------
(1) The term "variable rate" means the bank's prime rate or other published reference rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Borrowings under the foregoing bank facilities are generally used for working capital purposes. However, in connection with the acquisition of AME earlier this year, the Company borrowed approximately $900,000 under these facilities to pay the cash portion of the purchase price of that subsidiary.

  The Company is also considering exercising its option to purchase its headquarters and its engineering and manufacturing facilities in Hawthorne, California. See "Business--Facilities." If the Company elects to purchase the facilities, it may use a portion of the proceeds of this Offering to pay part or all of the approximately $3.0 million purchase price.

  Pending the foregoing uses, the Company intends to invest the net proceeds of this Offering in short-term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company currently anticipates that it will retain any available funds for use in the operation of its business, and does not currently intend to pay any cash dividends in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors. The payment of cash dividends by the Company is restricted by certain of the Company's current bank credit facilities, and future borrowings may contain similar restrictions.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1997: (i) the actual short-term debt and capitalization of the Company; and (ii) the short-term debt and capitalization as adjusted to give effect to the sale of the 3,330,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $13.50 per share and the application of the estimated net proceeds from the Offering.

                                                           JUNE 30, 1997
                                                        -------------------
                                                        ACTUAL  AS ADJUSTED
                                                        ------- -----------
                                                            (In thousands)
Short-term debt........................................ $10,340   $   465
                                                        =======   =======
Long-term debt, less current portion...................   2,840       793
Shareholders' equity:
  Preferred Stock, no par value;
   10,000,000 shares authorized; none issued and
   outstanding.........................................     --        --
  Common Stock, no par value(1)(2);
   40,000,000 shares authorized, actual and as
   adjusted;
   6,156,528 shares issued and outstanding, actual;
   9,486,528 issued and outstanding, as adjusted.......   7,367    48,575
  Retained earnings....................................   9,171     9,171
  Cumulative foreign currency translation adjustment...     271       271
                                                        -------   -------
    Total shareholders' equity.........................  16,809    58,017
                                                        -------   -------
      Total capitalization............................. $19,649   $58,810
                                                        =======   =======

---------------
(1) Excludes 860,486 shares of Common Stock issuable upon exercise of outstanding stock options as of June 30, 1997. An additional 77,250 shares of Common Stock were issued in September 1997 for a total purchase price of $252,625 upon the exercise of outstanding stock options.
(2) Includes 27,654 shares of Common Stock that were issued after June 30, 1997 as additional consideration for the Company's purchase in November 1996 of certain minority shareholdings in Rapiscan U.S.A. See "Certain Transactions."

                                   DILUTION

  The net tangible book value of the Company at June 30, 1997 , was $14,707,000 or $2.39 per share. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets net of goodwill less total liabilities of the Company) by the number of shares of Common Stock outstanding . After giving effect to the sale of 3,330,000 shares offered by the Company hereby and after deduction of underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1997 would have been $55,915,000, or $5.89 per share. This represents an immediate increase in the net tangible book value of $3.50 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $7.61 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price..................................       $13.50
     Net tangible book value before Offering...................... $2.39
     Increase in net tangible book value attributable to this
      Offering....................................................  3.50
                                                                   -----
   Pro forma net tangible book value after Offering...............         5.89
                                                                         ------
   Dilution to new investors......................................       $ 7.61
                                                                         ======

  The following table sets forth on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing shareholders and by purchasers of the shares of Common Stock offered hereby (assuming the sale of 3,330,000 shares by the Company at the initial public offering price of $13.50 per share, before deduction of underwriting discounts and commissions and offering expenses):

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
   Existing shareholders..  6,233,778   65.2% $ 7,620,000   14.5%    $ 1.22
   New public investors...  3,330,000   34.8   44,955,000   85.5     $13.50
                            ---------  -----  -----------  -----
    Total.................  9,563,778  100.0% $52,575,000  100.0%
                            =========  =====  ===========  =====

  As of September 30, 1997, there are outstanding options to purchase an aggregate of 783,236 of Common Stock at a weighted average exercise price of approximately $7.74 per share. To the extent that options are exercised or additional shares are issued, there will be further dilution to new investors. See "Management--Stock Option Plans" and "Certain Transactions."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth for the periods and the dates indicated certain financial data which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein. The statement of operations data for each of the three fiscal years in the period ended June 30, 1997, and the balance sheet data at June 30, 1996 and 1997 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche, LLP, independent accountants, and are included elsewhere in this Prospectus. The statements of operations data for the years ended June 30, 1993 and 1994 and the balance sheet data at June 30, 1993, 1994 and 1995 are derived from audited financial statements not otherwise contained herein.

                                         YEAR ENDED JUNE 30,
                          -------------------------------------------------
                            1993      1994      1995      1996      1997
                          --------- --------- --------- --------- ---------
                               (In thousands, except share and per share data)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues................  $  27,225 $  47,735 $  49,815   $61,518   $77,628
Cost of goods sold......     20,591    36,037    37,818    45,486    56,174
                          --------- --------- --------- --------- ---------
Gross profit............      6,634    11,698    11,997    16,032    21,454
Operating expenses:
 Selling, general and
  administrative(1).....      4,014     7,974     7,601     9,757    11,304
 Research and
  development...........      1,034     1,451     1,591     1,663     2,504
 Stock option
  compensation(2).......        --        --        --        --        856
                          --------- --------- --------- --------- ---------
 Total operating
  expenses..............      5,048     9,425     9,192    11,420    14,664
                          --------- --------- --------- --------- ---------
Income from operations..      1,586     2,273     2,805     4,612     6,790
Interest expense........        471       710     1,251     1,359     1,197
                          --------- --------- --------- --------- ---------
Income before income
 taxes and minority
 interest...............      1,115     1,563     1,554     3,253     5,593
Provision for income
 taxes..................        462       814       413     1,111     1,416
                          --------- --------- --------- --------- ---------
Income before minority
 interest...............        653       749     1,141     2,142     4,177
Minority interest.......          6        38        17       117       --
                          --------- --------- --------- --------- ---------
Net income..............       $659      $787    $1,158    $2,259    $4,177
                          ========= ========= ========= ========= =========
Net income available to
 common
 shareholders(3)(4).....       $814      $995    $1,357    $2,308    $4,269
                          ========= ========= ========= ========= =========
Net income per
 share(3)(4)(5).........      $0.13     $0.16     $0.22     $0.38     $0.68
                          ========= ========= ========= ========= =========
Weighted average shares
 outstanding(5).........  6,139,429 6,249,674 6,172,901 6,134,669 6,263,963

                                                       JUNE 30,
                                          ----------------------------------
                                           1993   1994   1995   1996   1997
                                          ------ ------ ------ ------ ------
                                                      (In thousands)
CONSOLIDATED BALANCE SHEET DATA:
 Cash....................................   $941   $625 $1,405   $581   $553
 Working capital.........................  3,852  2,280 12,117  6,044 10,800
 Total assets............................ 15,739 25,807 30,780 35,309 47,333
 Total debt..............................  6,882 11,140 14,113 15,462 13,180
 Total shareholders' equity..............  2,256  3,128  4,951  7,194 16,809

-------------
(1) Fiscal 1994 includes a one time charge of $1.5 million incurred in connection with the settlement of a governmental proceeding. See "Business--Legal Proceedings."
(2) Represents a charge resulting from the acceleration of the vesting periods of outstanding stock options having exercise prices below the fair market value on the date of grant. The charge had the effect of decreasing income from operations, net income and net income available to common shareholders by $856,000, $514,000 and $514,000, respectively.
(3) Gives effect to the conversion of certain subordinated debt into preferred stock and Common Stock in October and November 1996, and the issuance of Common Stock for the purchase of the remaining minority interests in certain subsidiaries in October and December 1996 as if such transactions occurred on July 1, 1992. Adjustments in each of the five years ended June 30, 1997 consist of: (i) the elimination of interest expense related to converted subordinated debt of 161, 000, 246,000, 216,000, $166,000 and
    $92,000, net of income taxes, respectively; and (ii) the elimination of the minority interest in the net loss of subsidiaries of 6,000, 38,000, 17,000, $117,000 and $0, respectively.
(4) Supplementary net income for each of the five years ended June 30, 1997 is $936,000, $1,163,000, $1,939,000, $2,913,000 and $4,872,000, respectively, reflecting the reduction in interest expense, net of income taxes, from the effect of debt repayments discussed under "Use of Proceeds." Supplementary net income per share for the corresponding periods is $0.15, $0.18, $0.28, $0.42 and $0.68, respectively, and reflects only the additional shares issued to repay that debt.
(5) Assumes the conversion of 2,568,750 shares of preferred stock into 3,853,125 shares of Common Stock as of July 1, 1992. The preferred stock had a liquidation preference of $1.00 per share, and was otherwise entitled to the same voting, dividend and all other rights as the Common Stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a vertically integrated worldwide provider of devices, subsystems and end-products based on optoelectronic technology. The Company designs and manufactures optoelectronic devices and value added subsystems for OEMs for use in a broad range of applications, including security, medical diagnostics, telecommunications, office automation, aerospace, computer peripherals and industrial automation. In addition, the Company utilizes its optoelectronic technology and design capabilities to manufacture security and inspection products that it markets worldwide to end users under the "Rapiscan" brand name. These products are used to inspect baggage, cargo and other objects for weapons, explosives, drugs and other contraband. In fiscal 1997, revenues from the sale of optoelectronic devices and subsystems amounted to $42.9 million, or approximately 55.2% of the Company's revenues, while revenues from sales of security and inspection products amounted to $34.7 million, or approximately 44.8% of the Company's revenues.

  The Company was organized in May 1987. The Company's initial products were optoelectronic devices and subsystems sold to customers for use in the manufacture of x-ray scanners for carry-on airline baggage. In December 1987, the Company formed OSI Singapore to manufacture optoelectronic devices and subsystems. In April 1990, the Company acquired United Detector Technology's subsystem business. In February 1993, the Company acquired the Rapiscan UK security and inspection operations and, through Rapiscan U.S.A., commenced its operations as a provider of security and inspection products in the United States. In April 1993, the Company acquired Ferson, a U.S. manufacturer of passive optic components. In July 1994, the Company established OSI Malaysia to manufacture optoelectronic subsystems as well as security and inspection products. In March 1997, the Company acquired AME for the purpose of broadening its optoelectronic subsystem business in Europe. The Company currently owns all of the outstanding shares of each of these companies.

  In January 1994 the Company entered into a joint venture agreement with Electronics Corporation of India, Limited ("ECIL"), an unaffiliated Indian corporation, pursuant to which the Company and ECIL formed ECIL-Rapiscan Security Products Limited ("ECIL Rapiscan"). The joint venture was established for the purpose of manufacturing security and inspection products in India from kits sold to ECIL by the Company. The Company currently owns a 36.0% interest in ECIL Rapiscan.

  The Company engages in significant international operations. The Company currently manufactures its optoelectronic devices and subsystems at its facilities in Hawthorne, California, in Ocean Springs, Mississippi, in Johor Bahru, Malaysia, and in Horten, Norway. Its security and inspection products are manufactured at its facilities in Crawley, England, in Long Beach, California, and in Johor Bahru, Malaysia. As of June 30, 1997, the Company markets its products worldwide through approximately 42 sales and marketing employees located in five countries, and through approximately 95 independent sales representatives. Revenues from shipments made outside of the United States accounted for 32.0%, 38.0%, and 42.2% of revenues for the fiscal years 1995, 1996 and 1997, respectively. Information regarding the Company's operating income or loss and identifiable assets attributable to each of the Company's geographic areas is set forth in Note 14 in the Company's Consolidated Financial Statements.

  The effective income tax rate for the Company for fiscal 1995, 1996 and 1997 was 26.6%, 34.2% and 25.3%, respectively. Certain products manufactured in the United States and sold overseas are sold through a Foreign Sales Corporation ("FSC") organized by the Company in 1990. Export sales made through the FSC are subject to federal tax advantages. If the tax advantages derived from sales made through the FSC and certain existing state and federal tax credits remain in effect, and if certain future foreign tax benefits are received as anticipated, the Company believes that its effective income tax rate will be below 32.0% during the next three fiscal years.

  The Company's products currently address two principal markets. The Company's optoelectronic devices and subsystems are designed and manufactured primarily for sale to OEMs, while the Company's security and inspection products are sold to end-users. Two principal customers of the Company's optoelectronic devices and subsystems are the Company's Rapiscan UK and Rapiscan U.S.A. subsidiaries. Revenues from the sale of the Company's optoelectronic devices and subsystems to these two subsidiaries are eliminated from the Company's reported revenues. Revenues from the Company's principal markets and intercompany eliminations are presented in the table below.

                                                  YEAR ENDED JUNE 30,
                                            ----------------------------------
                                             1994     1995     1996     1997
                                            -------  -------  -------  -------
                                                    (In thousands)
Optoelectronic devices and subsystems...... $34,729  $37,977  $45,007  $51,554
(Inter-company eliminations)...............  (1,257)  (1,529)  (6,392)  (8,675)
                                            -------  -------  -------  -------
 Unaffiliated optoelectronic devices and
  subsystems ..............................  33,472   36,448   38,615   42,879
Security and inspection products...........  14,263   13,367   22,903   34,749
                                            -------  -------  -------  -------
 Total revenues............................ $47,735  $49,815  $61,518  $77,628
                                            =======  =======  =======  =======

  In recent years, the Company has experienced increased revenues from its security and inspection products, both in absolute dollars and as a percentage of total Company revenues, a trend which the Company believes will continue.
The Company has recently initiated a program to produce larger security and inspection products, including those for use in inspecting cargo, which products are likely to have significantly higher selling prices than most of the Company's products sold to date. Sales of products with higher average selling prices may increase fluctuations in the Company's quarterly revenues and earnings.

  The Company recognizes revenues upon shipment. As the Company's product offerings change to include sales of significantly larger systems, such as cargo inspection products, the Company may adopt the percentage of completion method of revenue recognition for certain products.

RESULTS OF OPERATIONS

  The following table sets forth certain income and expenditure items as a percentage of total revenues for the periods indicated:

                                                  YEAR ENDED JUNE 30,
                                            ----------------------------------
                                             1994     1995     1996     1997
                                            -------  -------  -------  -------
Revenues...................................   100.0%   100.0%   100.0%   100.0%
Cost of goods sold.........................    75.5     75.9     73.9     72.4
                                            -------  -------  -------  -------
Gross profit...............................    24.5     24.1     26.1     27.6
Operating expenses:
 Selling, general and administrative.......    16.7     15.3     15.9     14.6
 Research and development..................     3.0      3.2      2.7      3.2
 Stock option compensation.................     --       --       --       1.1
                                            -------  -------  -------  -------
  Total operating expenses.................    19.7     18.5     18.6     18.9
                                            -------  -------  -------  -------
Income from operations.....................     4.8      5.6      7.5      8.7
Interest expense...........................     1.5      2.5      2.2      1.5
                                            -------  -------  -------  -------
Income before income taxes and minority
 interest..................................     3.3      3.1      5.3      7.2
Provision for income taxes.................     1.7      0.8      1.8      1.8
                                            -------  -------  -------  -------
Income before minority interest............     1.6      2.3      3.5      5.4
Minority interest..........................     --       --       0.2      --
                                            -------  -------  -------  -------
Net income.................................     1.6%     2.3%     3.7%     5.4%
                                            =======  =======  =======  =======

COMPARISON OF THE FISCAL YEAR ENDED JUNE 30, 1997 TO THE FISCAL YEAR ENDED JUNE 30, 1996

  Revenues. Revenues consist of sales of optoelectronic devices and subsystems as well as of security and inspection products. Revenues are recorded net of all inter-company eliminations. Revenues for the fiscal year ended June 30, 1997 increased by $16.1 million, or 26.2%, to $77.6 million from $61.5 million for the fiscal year ended June 30, 1996. Revenues from the sale of optoelectronic devices and subsystems, net of inter-company eliminations, increased by $4.3 million, or 11.0%, to $42.9 million from $38.6 million for fiscal 1996. The increase was the result of increased orders from existing customers, particularly in the medical diagnostics industry, and the expansion of the Company's product base. Revenues from the sale of security and inspection products increased by $11.8 million, or 51.7%, to $34.7 million from $22.9 million for fiscal 1996. The increase was due mainly to the continued acceptance of the Rapiscan Series 500 EPX System, which was introduced in 1995, the growth in sales of the Rapiscan 119 tabletop model and the introduction of large cargo inspection machines.

  Gross Profit. Cost of goods sold consists of material, labor and manufacturing overhead. Gross profit increased by $5.4 million, or 33.8%, to $21.5 million from $16.0 million for fiscal 1996. As a percentage of revenues, gross profit increased to 27.6% in fiscal 1997 from 26.1% in fiscal 1996. Gross margin increased as a result of the fact that fixed costs did not increase proportionally with the increase in revenues. In addition, gross profit improved as a result of the Company continuing to increase the production of product manufactured at its offshore facilities, thereby capitalizing on lower labor and other manufacturing costs.

  Selling, General and Administrative. Selling, general and administrative expenses consist primarily of compensation paid to sales, marketing, and administrative personnel, professional service fees, and marketing expenses. For fiscal 1997, such expenses increased by $1.5 million, or 15.9%, to $11.3 million from $9.8 million in fiscal 1996. As a percentage of revenues, selling, general and administrative expenses decreased to 14.6% from 15.9%. The increase in expenses was due to increases in payroll expenses to support revenue growth as well as to increases in legal expenses.

  Research and Development. Research and development expenses include research related to new product development and product enhancement expenditures. For fiscal 1997, such expenses increased by $841,000, or 50.6%, to $2.5 million from $1.7 million in fiscal 1996. As a percentage of revenues, research and development expenses increased to 3.2% from 2.7%. The increase was due primarily to continued enhancement of the Rapiscan Series 500 EPX System and efforts to develop products for cargo scanning. In addition, the Company expensed all research and development expenses in the 1997 period as incurred, whereas certain of such expenses related to software products, the technological feasibility of which had been established, were capitalized in the 1996 period.

  Income from Operations. Income from operations for fiscal 1997 increased by $2.2 million, or 47.2%, to $6.8 million from $4.6 million for fiscal 1996. Excluding the non-recurring non-cash incentive compensation expense of $856,000 incurred in connection with the acceleration of the vesting period of stock options granted to certain employees during fiscal 1997, income from operations increased by $3.0 million, or 65.8%, to $7.6 million from $4.6 million. As a percent of revenues, income from operations increased to 8.7% from 7.5%, and excluding the non-cash compensation expense referenced above, it would have increased to 9.8% from 7.5%.

  Interest Expense. Interest expense for fiscal 1997 decreased by $162,000, or 11.9%, to $1.2 million from $1.4 million for fiscal 1996. As a percentage of revenues, interest expense decreased to 1.5% from 2.2%. The decrease was due to the conversion of the Company's subordinated debt to preferred and common stock during fiscal 1997, and to a decrease in the Company's borrowings outstanding under its lines of credit.

  Provision for Income Taxes. Provision for income taxes for fiscal 1997 increased by $305,000, or 27.5%, to $1.4 million from $1.1 million for fiscal 1996. As a percentage of income before provision for income taxes and minority interest, provision for income taxes decreased to 25.3% from 34.2% in fiscal 1996. The decrease was a result of increases in the Company's export sales through its FSC, which has the effect of reducing the tax rate on revenues from foreign sales made from the United States, and the increased utilization of research and development and certain state tax credits. In addition, the Company has made the California Waters Edge election under California tax law, which has the effect of exempting its foreign subsidiaries from California taxes through fiscal 2003.

  Net Income. For the reasons outlined above, net income for fiscal 1997, increased $1.9 million, or 84.9%, to $4.2 million from $2.3 million in fiscal 1996. The compensation charge described above, decreased net income by $514,000 in fiscal 1997.

COMPARISON OF THE FISCAL YEAR ENDED JUNE 30, 1996 TO THE FISCAL YEAR ENDED JUNE 30, 1995

  Revenues. Revenues for the fiscal year ended June 30, 1996 increased by $11.7 million, or 23.5%, to $61.5 million from $49.8 million for the fiscal year ended June 30, 1995. Revenues from the sale of optoelectronic devices and subsystems, net of inter-company eliminations, increased by $2.2 million, or 5.9%, to $38.6 million from $36.4 million for fiscal year 1995. The increase was the result of a 10.0% growth in sales of active optoelectronic devices and subsystems, offset in part by a decline in sales of lenses and other passive optic components. Revenues from the sale of security and inspection products increased by $9.5 million, or 71.3%, to $22.9 million from $13.4 million in the comparable 1995 period. The increase was due mainly to the increased penetration of the U.S. security and inspection market and to larger shipments made to two international customers.

  Gross Profit. Gross profit increased by $4.0 million, or 33.6%, to $16.0 million from $12.0 million for fiscal 1995. As a percentage of revenues, gross profit increased to 26.1% from 24.1%. Gross margin increased as a result of the Company more fully realizing the benefits of having established a manufacturing facility in Malaysia in fiscal 1995, which had the effect of decreasing labor rates.

  Selling, General and Administrative. Selling, general and administrative expenses increased by $2.2 million, or 28.4%, to $9.8 million from $7.6 million for fiscal 1995. As a percentage of revenues, selling, general and administrative expenses increased to 15.9% from 15.3%. The increase in expenses was due to increases in sales and marketing activities to support the growth in sales of security and inspection products in the United States, as well as general increases in payroll and administration to support sales growth.

  Research and Development. Research and development expenses increased by $72,000, or 4.5%, to $1.7 million from $1.6 million for fiscal 1995. As a percentage of revenues, research and development expenses decreased to 2.7% from 3.2%, as increased research and development expenses related to security and inspection products were offset in part by decreases in such expenses related to optoelectronic products.

  Income from Operations. Income from operations increased by $1.8 million, or 64.4%, to $4.6 million from $2.8 million for fiscal 1995. As a percent of revenues, income from operations increased to 7.5% from 5.6%. The increase was due to the reasons outlined above, as both cost of goods sold and selling, general, and administrative expenses did not increase as much as revenues during the period.

  Interest Expense. Interest expense increased by $108,000, or 8.6%, to $1.4 million from $1.3 million for fiscal 1995. The increase was due to an increase in borrowings outstanding under the Company's line of credit. As a percentage of revenues, interest expense decreased to 2.2% from 2.5%.

  Provision for Income Taxes. Provision for income taxes increased by $698,000, or 169%, to $1.1 million from $413,000 in fiscal 1995. As a percentage of income before provision for income taxes and minority interest, provision for income taxes increased to 34.2% in fiscal 1996 from 26.6% for the prior fiscal year. The increase resulted primarily from a reduction in certain state income tax credits, the repeal of the federal research and development credits, and a lower tax benefit from the Company's FSC in fiscal 1996.

  Net Income. For the reasons outlined above, net income for the fiscal year ended June 30, 1996, increased $1.1 million, or 95.1%, to $2.3 million from $1.2 million for fiscal 1995.

COMPARISON OF THE FISCAL YEAR ENDED JUNE 30, 1995 TO THE FISCAL YEAR ENDED JUNE 30, 1994

  Revenues. Revenues for the fiscal year ended June 30, 1995 increased by $2.1 million, or 4.4%, to $49.8 million from $47.7 million for the fiscal year ended June 30, 1994. Revenues from the sale of optoelectronic devices and subsystems, net of inter-company eliminations, increased by $2.9 million, or 8.9%, to $36.4 million from $33.5 million in fiscal 1994. The increase was the result of increased sales of subsystems in most of the product markets served by the Company. Revenues from the sale of security and inspection products decreased by $896,000, or 6.3%, to $13.4 million from $14.3 million in fiscal 1994. The decrease was due mainly to the shipment of large orders to customers in fiscal year 1994 that were not repeated in fiscal year 1995. Aside from the timing of these large order shipments, base business in security and inspection products in fiscal 1995 increased over the prior fiscal year.

  Gross Profit. Gross profit increased by $299,000, or 2.6%, to $12.0 million from $11.7 million for fiscal 1994. As a percentage of revenues, gross profit decreased to 24.1% from 24.5%. Gross margin decreased because of the start-up expenses associated with the opening of the Company's Malaysian manufacturing facility during fiscal 1995.

  Selling, General and Administrative. Selling, general and administrative expenses decreased by $373,000, or 4.7%, to $7.6 million from $8.0 million for fiscal 1994. As a percentage of revenues, selling, general and administrative expenses decreased to 15.3% from 16.7%. Excluding a $1.5 million settlement with the U.S. government which occurred in fiscal 1994, selling, general, and administrative expenses increased by $1.1 million, or 17.4%. See "Business-- Legal Proceedings." Excluding this settlement, such expenses as a percentage of revenues would have increased during the year from 13.6% to 15.3%. The increase was due to increases in legal fees and other general increases associated with revenue growth.

  Research and Development. Research and development expenses increased by $140,000, or 9.6%, to $1.6 million from $1.5 million for fiscal 1994. As a percentage of revenues, research and development expenses increased to 3.2% from 3.0%. The increase in research and development expenses occurred primarily due to increased expenses related to the development of security and inspection products.

  Income from Operations. Income from operations increased by $532,000, or 23.4%, to $2.8 million from $2.3 million for fiscal 1994. As a percentage of revenues, income from operations increased to 5.6% from 4.8%. The increase was due to the decrease in selling, general, and administrative expenses in the context of modest revenue growth.

  Interest Expense. Interest expense increased by $541,000, or 76.2%, to $1.3 million from $710,000 in fiscal 1994. As a percentage of revenues, interest expense increased to 2.5% from 1.5%. The increase was due to increased borrowings under the Company's line of credit and interest on outstanding amounts owed under the government settlement.

  Provision for Income Taxes. Provision for income taxes decreased by $401,000, or 49.3%, to $413,000 from $814,000 in fiscal 1994. As a percentage of income before provision for income taxes and minority interest, provision for income taxes decreased to 26.6% from 52.1%. The decrease was principally the result of the non-deductible portion of the government settlement in fiscal 1994.

  Net Income. For the reasons outlined above, net income for the fiscal year ended June 30, 1995 increased $371,000, or 47.1%, to $1.2 million from $787,000 for fiscal 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain statement of operations data for the eight consecutive quarters in the period ended June 30, 1997. This data is unaudited but, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of this information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of results for any future period or for the entire fiscal year.

                                                        QUARTER ENDED
                          --------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MAR. 31,  JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                            1995      1995     1996      1996     1996      1996     1997     1997
                          --------- -------- --------  -------- --------- -------- -------- --------
                                                       (In thousands)
Revenues................   $12,539  $15,119  $17,336   $16,524   $16,530  $18,563  $20,880  $21,655
Cost of goods sold......     9,657   11,382   12,599    11,848    11,884   13,286   15,210   15,794
                           -------  -------  -------   -------   -------  -------  -------  -------
Gross profit............     2,882    3,737    4,737     4,676     4,646    5,277    5,670    5,861
Operating expenses:
 Selling, general and
  administrative........     1,879    2,126    2,740     3,012     2,737    2,686    2,760    3,121
 Research and
  development...........       419      408      453       383       517      636      584      767
 Stock option
  compensation..........       --       --       --        --        --       --       856       -
                           -------  -------  -------   -------   -------  -------  -------  -------
  Total operating
   expenses.............     2,298    2,534    3,193     3,395     3,254    3,322    4,200    3,888
                           -------  -------  -------   -------   -------  -------  -------  -------
Income from operations..       584    1,203    1,544     1,281     1,392    1,955    1,470    1,973
Interest expense........       336      345      345       333       360      331      209      297
                           -------  -------  -------   -------   -------  -------  -------  -------
Income before income
 taxes and minority
 interest...............       248      858    1,199       948     1,032    1,624    1,261    1,676
Provision for income
 taxes..................        85      293      409       324       259      408      316      433
                           -------  -------  -------   -------   -------  -------  -------  -------
Income before minority
 interest...............       163      565      790       624       773    1,216      945    1,243
Minority interest.......        19       17       (8)       89       --       --       --       --
                           -------  -------  -------   -------   -------  -------  -------  -------
Net income..............   $   182  $   582  $   782   $   713   $   773  $ 1,216  $   945  $ 1,243
                           =======  =======  =======   =======   =======  =======  =======  =======

  The following table sets forth, as a percentage of revenues, certain consolidated statements of operations data for the four quarters in each of fiscal years 1996 and 1997.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                            1995      1995     1996     1996     1996      1996     1997     1997
                          --------- -------- -------- -------- --------- -------- -------- --------
Revenues................    100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold......     77.0     75.3     72.7     71.7      71.9     71.6     72.8     72.9
                            -----    -----    -----    -----     -----    -----    -----    -----
Gross profit............     23.0     24.7     27.3     28.3      28.1     28.4     27.2     27.1
Operating expenses:
 Selling, general and
  administrative........     15.0     14.1     15.8     18.2      16.6     14.5     13.2     14.4
 Research and
  development...........      3.3      2.7      2.6      2.3       3.1      3.4      2.8      3.5
 Stock option
  compensation..........      --       --       --       --        --       --       4.1      --
                            -----    -----    -----    -----     -----    -----    -----    -----
 Total operating
  expenses..............     18.3     16.8     18.4     20.5      19.7     17.9     20.1     17.9
                            -----    -----    -----    -----     -----    -----    -----    -----
Income from operations..      4.7      7.9      8.9      7.8       8.4     10.5      7.1      9.2
Interest expense........      2.7      2.3      2.0      2.0       2.2      1.8      1.0      1.4
                            -----    -----    -----    -----     -----    -----    -----    -----
Income before income
 taxes and minority
 interest...............      2.0      5.6      6.9      5.8       6.2      8.7      6.1      7.8
Provision for income
 taxes..................       .7      1.9      2.3      2.0       1.6      2.2      1.5      2.0
                            -----    -----    -----    -----     -----    -----    -----    -----
Income before minority
 interest...............      1.3      3.7      4.6      3.8       4.6      6.5      4.6      5.8
Minority interest.......      0.2      --      (0.1)     0.5       --       --       --       --
                            -----    -----    -----    -----     -----    -----    -----    -----
Net income..............      1.5%     3.7%     4.5%     4.3%      4.6%     6.5%     4.6%     5.8%
                            =====    =====    =====    =====     =====    =====    =====    =====

  The Company's quarterly operating results have varied in the past and are likely to vary significantly in the future. These quarterly fluctuations are the result of a number of factors, including the volume and timing of orders received and shipments made during the period, variations in the Company's product mix, changes in demand for the Company's products, the timing and amount of expenditures made by the Company in anticipation of future sales, variability in selling price, and other competitive conditions. The Company's revenues, particularly from the sale of security and inspection products, are increasingly dependent upon larger orders of multiple units and upon the sale of products having higher average selling prices. The Company is unable to predict the timing of the receipt of such orders and, as a result, significant variations between forecasts and actual orders will often occur. Furthermore, the rescheduling of the shipment of any large order, or portion thereof, or any production difficulties or delays experienced by the Company, could have a material adverse effect on the Company's quarterly operating results.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily through cash provided by operations and through various term loans, discounting facilities, and revolving credit lines extended to its different subsidiaries worldwide. As of June 30, 1997, the Company's principal sources of liquidity consisted of $553,000 in cash and several credit agreements described below.

  The Company's operations provided net cash of $3.4 million during fiscal 1997. For fiscal 1997, the amount of net cash provided by operations reflects adjustments for depreciation and amortization, the increase in accounts payable and accrued expenses and the increase in advances from customers, which is primarily attributable to advances received on a significant security and inspection product contract obtained in fiscal 1997. Net cash provided by operations was offset in part by increases in receivables and inventories.

  Net cash used in investing activities was $3.0 million and $2.2 million in fiscal 1997 and 1996, respectively, in each case due primarily to purchases of property and equipment in the amount of approximately $2.2 million and $1.6 million, respectively. The Company expects to spend approximately $2.0 million for purchases of property and equipment in fiscal 1998. In addition, the Company may spend approximately $3.0 million if it exercises its option to purchase its Hawthorne, California, facilities. The Company has no significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases.

  Net cash used in financing activities for fiscal 1997 was $526,000 due primarily to the repayment of debt. Net cash provided by financing activities in fiscal 1996 was $1.4 million due to increases in borrowings under the Company's lines of credit. The Company intends to use a portion of the net proceeds of this Offering to repay the amounts outstanding under the Company's lines of credit.

  In January 1997, OSI Systems, Inc. and its three U.S. subsidiaries entered into a credit agreement with Sanwa Bank California. The agreement provides for a $10.0 million line of credit, which includes revolving, letter of credit, acceptance and foreign exchange facilities. In addition, the Company has a $1.0 million equipment line of credit for capital purchases. At the borrowers' election, advances under both lines of credit bear interest at a rate equal to a variable bank reference rate plus 0.25% per annum or, at the Company's option, at a fixed rate above LIBOR. At the borrowers' election, advances under the equipment purchase facility bear interest at a variable bank reference rate plus 0.25% per annum or a fixed rate quoted by the bank. The agreement also provides for a term loan in a maximum amount of $2.5 million to refinance existing indebtedness. At the borrowers' election, the term loan may bear interest at a fixed or variable rate, as quoted by the bank. As of June 30, 1997, there was outstanding approximately $5.1 million under the $10.0 million line of credit, $2.4 million under the term loan, and approximately $154,000 under the letter of credit facility. As of June 30, 1997, there were no outstanding borrowings under the equipment line. Borrowings under the agreement are secured by liens on substantially all of the Company's assets. The agreement restricts the four borrowers from incurring certain additional indebtedness and from making capital expenditures greater than $1.8 million in the U.S. in any fiscal year. In addition, the credit agreement currently requires that the Company at all times maintain (on a consolidated basis) a current ratio of not less than 1.2 to 1, a tangible net worth of at least $11.0 million, a ratio of debt to tangible net worth of not more than 3.0 to 1, and a ratio of cash, cash equivalents and accounts receivable to current liabilities of not less than 0.6 to 1. The Company is currently in compliance with all of these financial conditions.

  In November 1996, OSI Systems, Inc. and its three U.S. subsidiaries entered into an agreement with Wells Fargo HSBC Trade Bank, N.A. Under the agreement Wells Fargo will provide the four borrowers with a revolving credit line of up to a maximum of $5.0 million to be used to pay obligations incurred in connection with export orders. The revolving credit lines bear interest at the bank's prime rate plus 0.25% per annum. Although the credit lines are scheduled to expire on October 27, 1997, the bank has informed the Company that, unless there is a material adverse change in the financial condition of the Company, the bank intends to extend the term of the credit lines for one additional year. As of June 30, 1997, there was outstanding approximately $1.5 million under the facility. The agreement also provides for a letter of credit sub-facility up to an aggregate maximum of $4.0 million to be used for standby letters of credit in support of bid and performance bonds associated with specific foreign contracts, of which $1.9 million was used as of June 30, 1997. The facility terminates on October 27, 1997. Borrowings under the agreement are secured by liens on certain of the Company's assets. The agreement prohibits the Company from paying any dividends and restricts OSI Systems, Inc. and these subsidiaries from making capital expenditures greater than $1.8 million in the U.S. in any fiscal year.

  In December 1996, Midland Bank plc agreed to provide certain banking facilities to Rapiscan UK under two agreements. Under the first agreement, Midland agreed to provide Rapiscan UK with a pound sterling overdraft, maximum amount of 1.2 million pounds sterling (approximately $2.1 million at June 30, 1997) outstanding at any one time, which amounts are secured by certain assets of Rapiscan UK. Outstanding borrowings will bear interest at a base rate plus 2.00% per annum. At June 30, 1997, no amounts were outstanding under the overdraft facility. The second agreement provides for a 750,000 pound sterling (approximately $1.3 million as of June 30, 1997) facility for purchase of accounts receivable at 1.85% over a base rate and a 500,000 pound sterling (approximately $832,000 as of June 30, 1997) facility for tender and performance bonds. These facilities are secured by certain assets of Rapiscan UK and OSI Systems, Inc. has guarantied Rapiscan UK's obligations under the performance bond facility. As of June 30, 1997, there was outstanding approximately $963,000 under the line of credit and $452,000 was outstanding under the performance bond facility. The above facilities expire in December and November 1997, respectively.

  OSI Singapore has a loan agreement with Indian Bank (Singapore), which provides for an accounts receivable discounting facility for borrowings of up to 2.6 million Singapore dollars (approximately $1.8 million at June 30,
1997). The agreement also provides for a term loan with borrowings of 434,000 Singapore dollars (approximately $300,000 at June 30, 1997). Borrowings under the line of credit bear interest at the bank's prime rate plus 1.50%. The line of credit is terminable at any time. As of June 30, 1997 there was approximately $974,000 outstanding under the line of credit and approximately $41,000 was outstanding under the term loan. Borrowings under the line of credit are collateralized by certain assets of OSI Singapore. The borrowings under this line are guarantied by Messrs. Chopra, Mehra and Hickman, officers of the Company. Borrowings secured by intercompany receivables are guarantied by OSI Systems, Inc.

  AME has a loan agreement with Christiania Bank OG Kreditkasse which provides for a revolving line of credit for borrowings of up to 5.0 million Norwegian krone (approximately $682,000 at June 30, 1997), of which $586,000 was outstanding as of June 30, 1997. Borrowings under the line of credit bear interest at an annual variable rate of 6.65%. The agreement also provides for a term loan which matures in June 2001 and bears interest at an annual rate of 5.75%. At June 30, 1997 outstanding term loan borrowings totalled approximately 3.2 million Norwegian krone (approximately $437,000).

  OSI Malaysia has a bank guarantee line of credit for 2.5 million Malaysian ringgits (approximately $1,000,000) with the Hong Kong Bank Malaysia Berhad for performance bonds and standby letters of credit. This line expires in October 1997.

  The Company believes that the net proceeds from this offering together with cash from operations, existing cash and lines of credit will be sufficient to meet its cash requirements for the foreseeable future.

FOREIGN CURRENCY TRANSLATION

  The accounts of the Company's operations in Singapore, Malaysia, England and Norway are maintained in Singapore dollars, Malaysian ringgits, U.K. pounds sterling and Norwegian krone, respectively. Foreign currency financial statements are translated into U.S. dollars at current rates, with the exception of revenues, costs and expenses, which are translated at average rates during the reporting period. Gains and losses resulting from foreign currency transactions are included in income, while those resulting from translation of financial statements are excluded from income and accumulated as a component of shareholder's equity. Transaction (losses) gains of approximately ($19,000), $76,000, ($123,000) and $68,000 were included in income for fiscal 1994, 1995, 1996 and 1997.

INFLATION

  The Company does not believe that inflation has had a material impact on its results of operations.

                                   BUSINESS

GENERAL

  The Company is a vertically integrated worldwide provider of devices, subsystems and end-products based on optoelectronic technology. The Company designs and manufactures optoelectronic devices and value-added subsystems for OEMs for use in a broad range of applications, including security, medical diagnostics, telecommunications, office automation, aerospace, computer peripherals and industrial automation. In addition, the Company utilizes its optoelectronic technology and design capabilities to manufacture security and inspection products that it markets worldwide to end users under the "Rapiscan" brand name. These products are used to inspect baggage, cargo and other objects for weapons, explosives, drugs and other contraband. In fiscal 1997, revenues from the sale of optoelectronic devices and subsystems amounted to $42.9 million, or approximately 55.2%, of the Company's revenues, while revenues from sales of security and inspection products amounted to $34.7 million, or approximately 44.8% of the Company's revenues.

INDUSTRY OVERVIEW

  The Company's products currently address two principal markets. The Company's optoelectronic devices and subsystems are designed and manufactured primarily for sale to OEMs, while the Company's security and inspection products are sold to end-users.

  Optoelectronic Devices and Subsystems. Optoelectronic devices consist of both active components, such as silicon photodiodes, that sense light of varying wavelengths and convert the light detected into electronic signals, and passive components, such as lenses, prisms, filters and mirrors. An optoelectronic subsystem typically consists of one or more optoelectronic devices that are combined with other electronic components for integration into an end-product. Optoelectronic devices and subsystems are used for a wide variety of applications ranging from simple functions, such as the detection of paper in the print path of a laser printer, to complex monitoring, measurement or positioning functions, such as in industrial robotics where the subsystem is used to detect the exact position, motion or size of another object. Because optoelectronic devices and subsystems can be used in a wide variety of measurement, control and monitoring applications, optoelectronics may be used in a broad array of industrial applications.

  The Company believes that in recent years advances in technology and reductions in the cost of key components of optoelectronic systems, including computer processing power and memory, have broadened the market by enabling the use of optoelectronic devices in a greater number of applications. In addition, the Company believes that there is a trend among OEMs to increasingly outsource the design and manufacture of optoelectronic subsystems to fully integrated, independent manufacturers who may have greater specialization, broader expertise, and the ability and flexibility to respond in shorter time periods than the OEM could accomplish in-house. The Company believes that its high level of vertical integration, substantial engineering resources, expertise in the use and application of optoelectronic technology, and low-cost international manufacturing operations enable it to effectively compete in the market for optoelectronic devices and subsystems.

  Security and Inspection Products. A variety of products are currently used worldwide in security and inspection applications. These products include single energy x-ray equipment, dual energy x-ray equipment, trace detection systems that detect particulate and chemical traces of explosive materials, and CT scanners. To date, most of these products have been deployed primarily at commercial airports worldwide. The Company believes that the growth in the market for security and inspection products will continue to be driven by the increased perception of threat fueled by recent terrorist incidents, increased government mandates and appropriations, and the emergence of a growing market for the non-security applications of its products.

  In the 1970s, principally in response to civilian airline hijackings, the U.S. Federal Aviation Administration ("FAA") established security standards by setting guidelines for the screening of carry-on baggage for weapons such as guns and knives. These standards were later mandated by the United Nations for adoption by all of its member states. The Company believes that to date the imposition of these standards has resulted in the installation of over 10,000 x-ray inspection systems installed in airports worldwide. Additionally, the United Kingdom Department of Transport has required the United Kingdom's commercial airports to deploy systems for 100% screening of international checked baggage by the end of 1998, and the European Civil Aviation Conference, an organization of 33 member states, has agreed to implement 100% screening of international checked baggage by the year 2000. In the United States, largely in response to the explosion of Pan Am Flight 103 in December 1988, Congress enacted the Aviation Security Improvement Act of 1990 which, among other initiatives, directed the FAA to establish and implement strict security measures and to deploy advanced technology for the detection of various contraband, including explosives, drugs, and currency. In July 1996, President Clinton formed the White House Commission on Aviation Safety and Security (the "Gore Commission"), to review airline and airport security and to oversee aviation safety. In response to the initial report released by the Gore Commission, the United States enacted legislation that includes $144 million in appropriations for the initial deployment of advanced security and inspection technology at major U.S. airports.

  X-ray inspection equipment, such as that sold by the Company, is also increasingly being used for a number of purposes not related to security. Newer versions of x-ray inspection equipment combine x-ray inspection with computer image enhancement capabilities and can be applied to various non-security purposes such as the detection of narcotics, gold and currency, the inspection of agricultural products, and the inspection of cargo by customs officers and international shippers. The Company believes that the market for cargo inspection systems will increase significantly in the future.

GROWTH STRATEGY

  The Company's objectives are to be a leading provider of specialized optoelectronic products, to enhance its position in the international inspection and detection marketplace and to leverage its expertise in the optoelectronic technology industry by entering into new end-product markets on a selective basis. Key elements of this strategy include:

  Leverage its Optoelectronic Design and Manufacturing Expertise to Address New Applications. The Company believes that one of its primary competitive strengths is its expertise in designing and manufacturing specialized optoelectronic subsystems for its OEM customers in a cost-effective manner. The Company currently designs and manufactures devices and subsystems for over 200 customers serving over 100 applications. The Company has developed this expertise in the past through internal research and development efforts and through selective acquisitions. In 1990, the Company acquired UDT Sensors to broaden its expertise and capabilities in developing and manufacturing optoelectronic devices and subsystems. Thereafter, in 1992, the Company acquired Ferson for its passive optic technologies, and AME in 1997 for AME's hybrid optoelectronic capabilities. The Company intends to continue to build this expertise in order to address a greater number of applications. By expanding the number of potential applications its products may serve, the Company intends to increase its business with existing customers and attract new customers.

  Further Penetrate Existing Security and Inspection Markets and Expand into Other Markets. For the year ended June 30, 1997, approximately 27.3% of the Company's security and inspection products were sold to airports or airlines for security purposes, with the remainder of these products being sold to other facilities for both security and nonsecurity related purposes. The Company intends to continue to expand its sales and marketing efforts both domestically and internationally to capitalize on opportunities in its existing markets for new installations as well as on opportunities to replace, service and upgrade existing security installations. In addition, through research and development and selective acquisitions, the Company intends to enhance and expand its current product offering to better address new applications including automatic bomb detection and cargo scanning. The Company believes that this strategy will enable it to take advantage of the growth its existing markets are experiencing and to benefit from additional growth that these new and enhanced products will provide. The Company believes that sales of its security and inspection products at locations other than at airports will constitute an increasingly larger portion of its sales in the future.

  Capitalize on Vertical Integration. The Company believes it offers significant added value to its OEM customers by providing a full range of vertically integrated services including component design and customization, subsystem concept design and application engineering, product prototyping and development, and efficient pre-production, short-run and high volume manufacturing. The Company believes that its vertical integration differentiates it from many of its competitors and provides value to its OEM customers who can rely on the Company to be an integrated supplier of an optoelectronic subsystem. In addition, the Company's vertical integration provides several other advantages in both its optoelectronic devices and subsystems and security and detection product lines. These advantages include reduced manufacturing and delivery times, lower costs due to its access to competitive international labor markets and direct sourcing of raw materials, and superior quality control. The Company intends to continue to leverage its vertically integrated services to create greater value for its customers in the design and manufacturing of its products. The Company believes that this strategy better positions the Company for penetration into other end markets.

  Capitalize on Global Presence. The Company operates in three locations in the United States, three in Europe and two in Asia. The Company views its international operations as providing an important strategic advantage over competitors in both the optoelectronic device and subsystem market and the security and inspection market for three primary reasons. First, international manufacturing facilities allow the Company to take advantage of competitive labor rates in order to be a low cost producer. Second, its international offices strengthen its sales and marketing efforts and its ability to maintain and repair its systems by providing direct access to growing foreign markets and to its existing international customer base. Third, multiple manufacturing locations allow the Company to reduce delivery times to its global customer base. In the future, the Company intends to develop new sources of manufacturing and sales capabilities to maintain and enhance the benefits of its international presence.

  Selectively Enter New End Markets. The Company intends to selectively enter new end markets that complement its existing capabilities in designing, developing and manufacturing optoelectronic devices and subsystems. The Company believes that by manufacturing other end products which rely on the technological capabilities of the Company, it can leverage its existing integrated design and manufacturing infrastructure to capture greater margins and build a significant presence in new end markets which present attractive competitive market dynamics. The Company intends to achieve this strategy through internal growth or through selective acquisitions of end-product manufacturers.

PRODUCTS AND TECHNOLOGY

  The Company designs, develops, manufactures and sells products based on its core optoelectronic technology. These products range from discrete devices to value-added subsystems to complete x-ray security and inspection products.

  Discrete Devices and Subsystems. Optoelectronic devices generally consist of both active and passive components. Active components sense light of varying wavelengths and convert the light detected into electronic signals, whereas passive components amplify, separate or reflect light. Active components manufactured by the Company consist of silicon photodiodes and hybrid photodetectors. Passive components include lenses, prisms, filters, mirrors and other precision optical products that are used by the Company in the manufacture of its optoelectronic products or are sold to others for use in telescopes, laser printers, copiers, microscopes and other detection and vision equipment. The devices manufactured by the Company are both standard products and products customized for specific applications. Most of the devices manufactured by the Company are incorporated by it into the subsystems that it manufactures. The Company does, however, also sell its discrete devices separately to OEMs. Direct sales of devices to third parties constituted less than 10.0% of the Company's revenues in fiscal 1997.

  In addition to the manufacture of discrete devices, the Company also specializes in designing and manufacturing customized optoelectronic subsystems for use in a wide range of products and equipment. An optoelectronic subsystem typically consists of one or more optoelectronic devices that are combined with other electronic components and packaging for use in an end-product. The composition of a subsystem can range from a simple assembly of various optoelectronic devices that are incorporated into other subsystems (for example, a printed circuit board containing the Company's optoelectronic devices), to complete end-products (for example, medical pulse oximeter probes that are manufactured and packaged by the Company on behalf of the OEM customer and then shipped directly to the customer or the customer's distributors). Since the end of fiscal 1996, the Company has manufactured subsystems for a variety of applications, including the following: imaging electronics for medical CT scanners; disposable and reusable medical probes for use with medical pulse oximetry equipment; components and subsystems for laser gyroscopes used in military and commercial aviation; optoelectronic subsystems for slot machines; laser subsystems in military helicopter gun sighting equipment; positioning subassemblies for computer peripheral equipment; alignment subsystems for laser heads in optical disc players; and ultra-violet fire detection subsystems for submarines and surface ships.

  Security and Inspection Equipment. The Company manufactures and sells a range of security and inspection equipment that it markets under the "Rapiscan" brand name. To date, the security and inspection equipment has principally been used at airports to inspect carry-on and checked baggage for guns and knives. However, inspection products are increasingly being used for both security purposes at a wide range of facilities other than airports and for other non-security purposes. For fiscal years 1995, 1996, and 1997 approximately 28.7%, 33.1%, and 27.3% respectively, of the Company's security and inspection revenues were derived from the sale of inspection products to airlines and airports, and the balance of such revenues were derived from all other sales. The Company believes that sales of its inspection products for use at non-airport locations will constitute an increasingly larger portion of future revenues.

  The Company's inspection and detection products combine the use of x-ray technology with the Company's core optoelectronic capabilities. The base models of its product line use single energy x-ray technology and are used for identifying weapons with distinct shapes, such as guns and knives. The Company's enhanced models combine dual- or multi-energy x-ray technology with computer enhanced imaging technology to facilitate the detection of materials such as explosives, narcotics, currency or other contraband. While all x-ray systems produce a two-dimensional image of the contents of the inspected material, the dual-energy x-ray systems also measure the x-ray absorption of the inspected materials' contents at two x-ray energies to determine the atomic number, mass and other characteristics of the object's contents. The different organic and non-organic substances in the inspected material are displayed in various colors. This information is then displayed to an operator of the inspection equipment who can identify and differentiate the objects in the inspected materials.

  Currently, all of the Company's inspection products require an operator to monitor the images produced by the inspection equipment. Depending on the model, the Company's products permit the operator to inspect the contents of packages at varying image modes and magnifications. The images range from the monochrome and pseudo-color images produced by single x-ray imaging systems, to high resolution, multi-color images in the Company's computer enhanced dual-energy models. The Company believes that its Rapiscan 500 Series provides one of the highest quality images currently available in the x-ray security and inspection industry.

  In order to monitor the performance of operators of the x-ray baggage screening systems that are used in the United States airports, the FAA has implemented a computer-based training and evaluation program known as the Screener Proficiency Evaluation And Reporting System ("SPEARS"). The Company's Rapiscan 500 Series EPX System is, to date, the only system that meets the FAA's SPEARS criteria. In order to test the proficiency and attentiveness of the operator, the Company's system is able to insert test threat images, such as weapons, into an actual parcel stream by use of computer images.

The following table sets forth certain information related to the standard security and inspection products currently offered by the Company. The Company does, however, also customize its standard products to suit specific applications and customer requirements:

-----------------------------------------------------------------------------------------------
        MODEL (TECHNOLOGY)              APPLICATIONS                SELECTED INSTALLATIONS
-----------------------------------------------------------------------------------------------
  Rapiscan 19 (single        Inspection of incoming package     Embassies
   energy)
  Rapiscan 119 (single                                          Post offices
   energy)                                                      Courthouses
                                                                High risk office buildings
                                                                Manufacturing companies
-----------------------------------------------------------------------------------------------
  Rapiscan 300 Series (160   Inspection of hand carried baggage Airports
   kV x-ray  source,                                            Prisons
   single energy and                                            Government buildings
   dual energy)                                                 Nuclear facilities
-----------------------------------------------------------------------------------------------
  Rapiscan 500 Series-       Airport hand carried and checked   Airports
   Standard Tunnel            baggage                           Cruise ships
   (single view and          Pallet inspection                  Freight shippers
   dual view 160             Customs inspections                Border crossings
   kV x-ray source,          Agriculture inspection
   single energy and dual
   energy)
-----------------------------------------------------------------------------------------------
  Rapiscan 500 Series-       Large pallet inspection            Airports
   Large Tunnel              Customs inspections                Freight shippers
   (single view and dual                                        Border crossings
   view 320-450 kV x-ray                                        High risk seaport locations
   source)
-----------------------------------------------------------------------------------------------
  Rapiscan 500 Series-       Mobile x-ray inspection            Conventions and special events
   Mobile Systems (x-ray                                        Airports
   van or trailer)                                              Customs inspections
                                                                Border crossing
-----------------------------------------------------------------------------------------------

  In addition to its x-ray security and inspection products, the Company also markets three models of an archway walk-through metal detector and two models of a hand-held metal detector. These products are used to detect metal weapons such as guns and knives and are installed at airports and other locations, including prisons and schools. During fiscal 1997, sales of the walk-through and hand-held metal detectors constituted 1.6% of the Company's revenues.

  The Company's Rapiscan U.S.A. subsidiary has entered into a non-exclusive patent license agreement with EG&G Inc. Under the license, Rapiscan U.S.A. is permitted to make, use and sell or otherwise dispose of security and inspection products that use an x-ray line scan system for baggage inspection purposes covered by EG&G Inc.'s patent. The patent, which expires in 2000, does not affect sales of the Company's security and inspection products manufactured and sold outside of the United States.

MARKETS, CUSTOMERS AND APPLICATIONS

  Optoelectronic Devices and Subsystems. The Company's optoelectronic devices and subsystems are used in a broad range of products by a variety of customers. The following chart illustrates, for the year ended June 30, 1997:
(i) the major product categories for which the Company provided optoelectronic products; (ii) the percentage of revenues from the sale of optoelectronic devices and subsystems related to such categories; (iii) certain customers ("Major Customers") in each such category who purchased more than $100,000 of optoelectronic products; and (iv) the total number of Major Customers in each such category. The Company expects that the list of product categories, the amount of business derived from each such product category, and the composition of its major customers will vary from period to period.

                         PERCENTAGE OF             REPRESENTATIVE
                         OPTOELECTRONIC                 MAJOR                 APPROXIMATE NUMBER
   PRODUCT CATEGORY          SALES                    CUSTOMERS               OF MAJOR CUSTOMERS
   ----------------      -------------- ------------------------------------- ------------------
Computed Tomography and
 X-Ray Imaging                23.3%     Picker International                           7
                                        Hologic, Inc.
                                        InVision Technologies
Aerospace and Avionics        12.3%     Kearfott Guidance                             10
                                        Honeywell Avionics
                                        Litton Systems
Medical Monitoring            12.1%     Datascope                                      8
                                        BioChem International
                                        Criticare Systems
Analytical, Medical
 Diagnostics, and
 Particle Analyzers            6.9%     Johnson & Johnson                             10
                                        Leica
                                        Coulter Corporation
Office Automation and
 Computer Peripherals          7.6%     Xerox                                          8
                                        Eastman Kodak
                                        Dr. Johannes Heidenhain
Construction, Robotics
 and Industrial
 Automation                    6.2%     3M                                             7
                                        Spectra Physics
                                        Baumer Electric
Military/Defense and
 Weapons Simulations           5.1%     Lockheed Martin (Loral)                        7
                                        Hughes (HDOS)
                                        Texas Instruments
Bar Code Scanners              3.6%     Symbol Technologies                            3
                                        Intermec
                                        United Barcode Industries (Singapore)
Gaming Industry                2.1%     Bally Gaming                                   2
                                        Ardac, Inc.

  Security and Inspection Products. Since entering the security and inspection products market in 1993, the Company has shipped approximately 2,000 units to approximately 50 countries. The Company has sold 10 or more of its security and inspection products, or more than $100,000 of such products, in at least 26 countries. The following is a list of certain customers and/or installations that have purchased at least 10 units, or more than $100,000, of the Company's security and inspection products since January 1993:

  Nanjing Airport; People's Republic of
   China                                          Ukraine Airports; Ukraine
  Prague Airport; Czech Republic                  United Kingdom Prison System; United Kingdom
  Gatwick Airport; England                        American Airlines; U.S.A
  Heathrow Airport; England                       Continental Airlines; U.S.A
  TNT Freight; England                            Delta Airlines; U.S.A.
  Finnish Customs; Finland                        Federal Courthouses; U.S.A.
  Malaysian Airport Board; Malaysia               Federal Reserve Bank; U.S.A.
  New Zealand Customs; New Zealand                JFK International Terminal; U.S.A.
  Pakistan Airports; Pakistan                     Los Angeles County Courthouse; U.S.A.
  Doha International Airport; Qatar               Miami Airport; U.S.A.
  HAJ Terminal; Saudi Arabia                      Orlando Airport; U.S.A.
  Spanish Radio/Television; Spain                 USAir; U.S.A.
  Sri Lanka Government; Sri Lanka                 Japanese Embassies; Worldwide
  Dubai Airport; U.A.E.

  Because the market for most security and inspection products developed in response to civilian airline hijackings, historically a large portion of the Company's security and inspection products were sold for use at airports. Recently, however, the Company's security and inspection products have been used for security purposes at locations other than airports, such as courthouses, government buildings, mail rooms, schools, prisons and at unique locations such as Buckingham Palace, England. In addition, the Company's security and inspections products are increasingly being used for non-security purposes, such as for cargo inspection to detect narcotics and contraband, prevention of pilferage at semiconductor manufacturing facilities, quality assurance for agricultural products, and the detection of gold and currency.

MARKETING, SALES AND SERVICE

  The Company markets and sells its optoelectronic devices and subsystems worldwide through both a direct sales and marketing staff of 23 employees and indirectly through a network of approximately 23 independent sales representatives and distributors, as of June 30, 1997. Most of the in-house sales staff is based in the United States while most of the independent sales representatives and distributors are located abroad. Since the acquisition of AME in March 1997, the Company's marketing efforts in Europe have been conducted through AME's sales and marketing staff and through a network of approximately four independent sales representatives. The Company markets and sells its security and inspection products worldwide through a direct sales and marketing staff of approximately 19 employees located in the United States, the United Kingdom, Dubai, and Malaysia and through a network of over 72 independent sales representatives, as of June 30, 1997. Following this Offering, the Company intends to expand its direct sales force.

  The Company's optoelectronic products sales staff located in the United States and Norway is supported by an applications engineering group whose members are available to provide technical support. This support includes designing applications, providing custom tooling and process integration, defining solutions for customers and developing products that meet customer defined specifications. The security and inspection products sales staff is supported by a service organization of approximately 23 persons, as of June 30, 1997, located primarily in the United States, the United Kingdom and Malaysia. The Company also supports these sales and customer relations efforts by providing operator training, computerized training and testing equipment, in-country service, software upgrades, service training for customer technicians and a newsletter on security issues.

  The Company considers its maintenance service operations to be an important element of its business. After the expiration of the standard one-year product warranty period, the Company is often engaged by its customers to provide maintenance services for its security and inspection products through annual maintenance contracts. The Company believes that its international maintenance service capabilities give it a competitive advantage in selling its security and inspection products. Furthermore, the Company believes that as its installed base of security and inspection products increases, revenues generated from such annual maintenance service contracts and from the sale of replacement parts will increase. In fiscal 1996 and 1997, maintenance service revenues and replacement part sales collectively represented 3.3% and 3.6%, respectively, of the Company's revenues.

RESEARCH AND DEVELOPMENT

  The Company's components and optoelectronic subsystems are designed and engineered at the Company's offices in either Hawthorne, California, or Horten, Norway. The subsystems that the Company manufactures are engineered by the Company to solve specific application needs of its OEM customers. The Company's customers typically request that the Company design custom optoelectronic solutions for their specific needs when standard components or subsystems are not available from other manufacturers of optoelectronic devices. After an end-product has been conceptualized by the OEM, the Company normally will involve its engineers to design the application, to establish the mechanical specifications for the application, to create the appropriate subsystem architecture for the application, and to design the development, production, and assembly process for the manufacture of the ultimate subsystem. However, because the Company has the engineering, tooling and manufacturing capabilities to design and manufacture entire subsystems, and not just a specific component, the Company typically also designs, manufactures and assembles the entire subsystem for the customer. Because the Company's engineers are able to provide additional value and services to its customers through the entire production process from concept to completion, the Company considers its engineering personnel to be an important extension of its core sales and marketing effort.

  In addition to close collaboration with the Company's customers in the design and development of optoelectronics-based products, the Company maintains an active program for the development and introduction of new products and enhancements and improvements to its existing products, including the implementation of new applications of its technology. The Company seeks to further develop its research and development program and considers such program to be an important element of its business and operations. As of June 30, 1997, in addition to the engineers that the Company employed in manufacturing, process design and applications development, the Company engaged approximately 33 full-time engineers and technicians in research and development. During the fiscal 1994, 1995, 1996 and 1997, the Company's research and development expenses were approximately $1.5 million, $1.6 million, $1.7 million and $2.5 million, respectively. In order to fulfill its strategy of increasing its security and inspection product lines and of enhancing the capabilities of its existing products, the Company intends to increase its research and development efforts in the future.

MANUFACTURING AND MATERIALS MANAGEMENT

  The Company currently has manufacturing facilities in the United Kingdom, Malaysia and Norway in addition to its manufacturing facilities in Hawthorne, California, Long Beach, California, and Ocean Springs, Mississippi. The Company's principal manufacturing facility is in Hawthorne, California. However, most of the Company's high volume, labor intensive manufacturing and assembly is generally performed at its facilities in Malaysia. Since most of the Company's customers currently are located in Europe, Asia and the United States, the Company's ability to assemble its products in these markets and provide follow-on service from offices located in these regions is an important component of the Company's global strategy.

  The Company seeks to focus its subsystem manufacturing resources on its core competencies that enable it to provide value-added enhancements and distinctive value. The Company believes that its manufacturing organization has expertise in optoelectronic, electrical and mechanical manufacturing and assembly of products for commercial applications and for high reliability applications. High reliability devices and subsystems are those which are designed, manufactured, screened and qualified to function under exceptionally severe levels of environmental stress. See "Legal Proceedings." The manufacturing techniques include silicon wafer processing and fabrication, manufacture and assembly of photodiodes, SMT (surface mounting) and manual thru-hole assembly, thick-film ceramic processing, wire bonding, molding, assembly of components, testing, and packaging. The Company also has the ability to manufacture plastic parts and certain other parts that are either not available from third party suppliers or that can be more efficiently or cost-effectively manufactured in-house. The Company outsources certain manufacturing operations including its sheet metal fabrication. The manufacturing process for components and subsystems consists of manual tasks performed by skilled and semi-skilled workers as well as automated tasks. The number of subsystems that the Company manufacturers depends on the customers' needs and may range from a few subsystems (such as an optoelectronic sun sensor for use in a satellite) to many thousands (sensors used in laser printers and bar code readers).

  The principal raw materials and subcomponents used in producing the Company's optoelectronic devices and subsystems consist of silicon wafers, ceramics, electronic subcomponents, light emitting diodes, phototransistors, printed circuit boards, headers and caps, housings, cables, filters and packaging materials. For cost, quality control and efficiency reasons, the Company generally purchases raw materials and subcomponents only from single vendors with whom the Company has on-going relationships. The Company does, however, qualify second sources for all of its raw materials and subcomponents, or has identified alternate sources of supply. The Company purchases the materials pursuant to purchase orders placed from time to time in the ordinary course of business with procurement commitment terms ranging from three months to one year at fixed costs but has no guaranteed long-term supply arrangements with such suppliers. The silicon-based optoelectronic devices manufactured by the Company are critical components in most of its subsystems. Since 1987, the Company has purchased substantially all of the silicon wafers it uses to manufacture its optoelectronics devices from Wacker Siltronic Corp. Although to date the Company has not experienced any significant shortages or material delays in obtaining any of its raw materials or subcomponents, there can be no assurance that the Company will not face such shortages or delays in one or more of these materials in the future. See "Risk Factors--Availability of Raw Materials and Components."

  Substantially all of the optoelectronic subsystems, circuit boards and x-ray generators used in the Company's inspection and detection systems are manufactured in-house. The metal shells of the x-ray inspection systems, and certain standard mechanical parts are purchased from various third-party unaffiliated providers.

ENVIRONMENTAL REGULATIONS

  The Company is subject to various federal, state and local environmental laws, ordinances and regulations relating to the use, storage, handling, and disposal of certain hazardous substances and wastes used or generated in the manufacturing and assembly of the Company's products. Under such laws, the Company may become liable for the costs of removal or remediation of certain hazardous substances that have been or are being released on or in its facilities or that have been or are being disposed of off site as wastes. Such laws may impose liability without regard to whether the Company knew of, or caused, the release of such hazardous substances. In the past, the Company has conducted a Phase I environmental assessment report for each of the properties in the United States at which it currently manufactures products. The purpose of each such report was to identify, as of the date of that report, potential sources of contamination of the property. In certain cases, the Company has received a Phase II environmental assessment report consisting of further soil testing and other investigations deemed appropriate by an independent environmental consultant. The Company believes that it is currently in compliance with all material environmental regulations in connection with its manufacturing operations, and that it has obtained all environmental permits necessary to conduct its business. The amount of hazardous substances and wastes produced and generated by the Company may increase in the future depending on changes in the Company's operations. Any failure by the Company to comply with present or future regulations could subject the Company to the imposition of substantial fines, suspension of production, alteration of manufacturing process or cessation of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. For a discussion of the risks imposed upon the Company's business by environmental regulations, see "Risk Factors--Environmental Regulation."

COMPETITION

  The markets in which the Company operates are highly competitive and are characterized by evolving customers needs and rapid technological change. The Company competes with a number of other manufacturers, many of which have significantly greater financial, technical and marketing resources than the Company. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements, may have stronger customer relationships, may have greater name recognition, and may devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company will be able to compete successfully against any current or future competitors in either the optoelectronic devices and subsystem markets or the security and inspection markets or that future competitive pressures will not materially and adversely affect its business, financial conditions and results of operations.

  In the optoelectronic device and subsystem market, competition is based primarily on such factors as expertise in the design and development of optoelectronic devices, product quality, timeliness of delivery, price, customer technical support, and on the ability to provide fully integrated services from application development and design through volume subsystem production. The Company believes that its major competitors in the optoelectronic device and subsystem market are EG&G Electro-Optics, a division of EG&G, Inc., Optek Technology Inc., Hamamatsu Corporation, and Honeywell Optoelectronics, a division of Honeywell, Inc. Because the Company specializes in custom subsystems requiring a high degree of engineering expertise, the Company believes that it generally does not compete to any significant degree with any other large United States, European or Far Eastern manufacturers of standard optoelectronic components.

  In the security and inspection market, competition is based primarily on such factors as product performance, functionality and quality, the over-all cost effectiveness of the system, prior customer relationships, technological capabilities of the products, price, local market presence, and breadth of sales and service organization. The Company believes that its principal competitors in the market for security and inspection products are EG&G Astrophysics, a division of EG&G, Inc., Heimann Systems GmbH, InVision Technologies, Inc., Vivid Technologies, American Science and Engineering, Inc., Barringer Technologies Inc., Control Screening L.L.C., and Thermedics Detection, Inc. Competition could result in price reductions, reduced margins, and loss of market share by the Company. In the airline and airport security and inspection market, particularly in the upgrade and replacement market, the Company also competes for potential customers based on existing relationships between its competitors and the customers. Certain of the Company's competitors have been manufacturing inspection systems since the 1980's and have established strong relationships with airlines and airport authorities. The Company believes that the image quality and resolution of certain of its security and inspection products is superior to the image quality offered by most of its competitors' x-ray based inspection products. Although the Company also has established relationships with a number of airport and airline customers, no assurance can be given that the Company will be able to successfully compete in the future with existing competitors or with new entrants.

BACKLOG

  The Company measures its backlog as orders for which purchase orders or contracts have been signed, but which have not yet been shipped and for which revenues have not yet been recognized. The Company typically ships its optoelectronics devices and subsystems as well as its security and inspection products within one to three months after receiving an order. However, such shipments may be delayed for a variety of reasons including any special design or engineering requirements of the customer. In addition, large orders (more than 10 machines) of security and inspection products typically require more lead time. Large cargo scanning machines require six to twelve months lead time.

  At June 30, 1997, the Company's backlog products totalled approximately $52.7 million, compared to approximately $30.0 million at June 30, 1996. Substantially all of the Company's backlog as of June 30, 1997 is expected to be shipped during the fiscal year ending June 30, 1998. Any failure of the Company to meet an agreed upon schedule could lead to the cancellation of the related order. Variations in the size of the order, the product mix, and delivery requirements of the customer order may result in substantial fluctuations in backlog from period to period. Backlog as of any particular date should not be relied upon as indicative of the Company's revenues for any future period and cannot be considered a meaningful indicator of the Company's performance on an annual or quarterly basis.

EMPLOYEES

  As of June 30, 1997, the Company employed approximately 725 people, of whom 565 were employed in manufacturing, 33 in research and development, 62 in finance and administration, 42 in sales and marketing, and 23 in its service organization. Of the total employees, approximately 453 were employed in the United States, 109 were employed in Europe, 162 were employed in Asia, and one employee was employed in the Middle East. Nine employees at AME are members of a union and have collective bargaining rights. Other than the employees of AME, none of the Company's other employees are unionized. There has never been a work stoppage or strike at the Company, and management believes that its relations with its employees are good.

FACILITIES

  The Company currently leases all of its facilities with remaining lease terms ranging from one to 14 years as reflected in the following table:

                                                                     APPROXIMATE
                                                                       SQUARE      LEASE
LOCATION                           DESCRIPTION OF FACILITY             FOOTAGE   EXPIRATION
--------                           -----------------------           ----------- ----------
  Hawthorne, California            Executive offices, manufacturing,   61,700       2005
                                   engineering, sales and marketing
  Long Beach, California           Manufacturing, engineering, sales   26,200       1998
                                   and marketing and service
  Ocean Springs, Mississippi       Manufacturing, engineering and      41,800       2001
                                   sales and marketing
  Johor Bahru, Malaysia            Manufacturing and sales             13,500       1997
  Johor Bahru, Malaysia            Manufacturing                       10,500       1998
  Horten, Norway                   Manufacturing, engineering,         18,200       1999
                                   marketing and sales
  Singapore, Republic of
   Singapore                       Administrative and materials         3,000       2000
                                   procurement
  Crawley, United Kingdom          Manufacturing, engineering, sales   11,900       2011
                                   and marketing
  Hayes, United Kingdom            Service                              3,900       2003

  The Company believes its facilities are in good condition and are adequate to support its operations for the foreseeable future. The Company currently anticipates that it will be able to renew the leases that are scheduled to expire in the next few years on terms substantially the same as currently in effect. However, even if the Company were not able to renew one or more of the leases, the Company believes that suitable substitute space is available to relocate any of the facilities where the lease is not renewed. Accordingly, the Company does not believe that its failure to renew any of the leases that are scheduled to expire in the next few years will have a material adverse effect on the Company's operations.

  The Company has an option to purchase the Hawthorne, California, facility for a base price of approximately $3.0 million. The option is exercisable by the Company upon prior written notice of six months to the landlord at any time during the term of the lease. After October 1999, the option purchase price will be increased each year by the percentage increase in the Consumer Price Index as calculated by the United States Department of Labor for urban consumers in the Los Angeles area. In addition to the option to purchase, the Company also has a right of first refusal to purchase the Hawthorne facility in the event that the landlord entertains a third party offer to buy the facility.

LEGAL PROCEEDINGS

  On January 21, 1997, Rapiscan U.S.A. filed a complaint in the U.S. District Court for the Central District of California against Lunar in response to claims by Lunar that certain security inspection products produced by Rapiscan U.S.A. infringe the '688 patent, which patent is owned by UAB and licensed exclusively to Lunar. The complaint seeks a declaratory judgment that the products produced by Rapiscan U.S.A. do not infringe the '688 patent, that the '688 patent is invalid, and that the patent may not be enforced against Rapiscan U.S.A. for a number of equitable and legal reasons. The complaint also asserts related nonpatent claims including fraud and the breach of an oral agreement whereby Lunar would compensate Rapiscan U.S.A. for assisting Lunar in its enforcement of the '688 patent and seeks compensatory and punitive damages for these claims.

  On January 23, 1997, Lunar and UAB, filed suit against OSI Systems, Inc., Rapiscan U.S.A. and UDT Sensors in the U.S. District Court for the Western District of Wisconsin. Lunar and UAB asserted patent infringement, contributory infringement and inducement thereof. Lunar and UAB seek damages in an unspecified amount and an injunction preventing OSI Systems, Inc., Rapiscan U.S.A. and UDT Sensors from further making, using, selling and offering for sale products including the dual energy detector allegedly covered by the '688 patent. The Wisconsin lawsuit has been transferred to the U.S. District Court for the Central District of California and has been consolidated with the lawsuit brought by Rapiscan U.S.A.

  OSI Systems, Inc., Rapiscan U.S.A. and UDT Sensors moved for partial summary judgment on the scope of claims 38 and 39 of the '688 patent, which are presently the only claims being asserted by Lunar and UAB. In July 1997, the court granted the motion for partial summary judgment and ordered that (1) claim 38 is construed to require that the scintillator material of the first detector element is a different material than the scintillator material of the second element, (2) claim 38 is construed to require the use of an area beam, and (3) claim 39 is construed to require that the phosphor material and primary radiation absorber in the first detector element are different materials than the phosphor material and primary radiation absorber in the second detector element. The issue of whether claims 38 and 39, as now construed, can cover the Company's specific products was not before the court. However, because the Company's products use only the same scintillator materials and use only fan beams, the Company believes that the likelihood of Lunar and UAB prevailing in its patent infringement lawsuit against the Company is remote. No assurance can be given that the Company will be successful in this lawsuit. See "Risk Factors--Proprietary Technology; Pending Litigation." The Company intends to continue its defense against Lunar's and UAB's claims and to vigorously pursue its claims against Lunar.

  In October 1994, UDT Sensors, one of the Company's subsidiaries, entered into a Consent Judgment and a Criminal Plea and Sentencing Agreement (collectively, the "Consent Agreements") with the United States of America. The charges contained in the Consent Agreements relate to high-reliability optoelectronic subsystems that UDT Sensors manufactured for use in military aircraft, attack helicopters and submarines. In the Consent Agreements, UDT Sensors agreed that it had not tested 100% of these products as required by the applicable military specifications. Under the terms of the Consent Agreements, UDT Sensors agreed to pay a total of $1.5 million, plus interest, in five annual installments ending on March 31, 1999. UDT Sensors was placed on probation for the five-year period ending March 31, 2000 with respect to sales of optoelectronic subsystems for use by the U.S. Department of Defense. Probation does not, however, prohibit UDT Sensors from selling optoelectronic products to the United States, and UDT Sensors has, since the date of the Consent Agreements, continued to manufacture and sell the same optoelectronic products for use in military aircraft, attack helicopters and submarines. In addition, in order to ensure that UDT Sensors complies with all Federal procurement laws, UDT Sensors agreed to implement programs and practices to establish and monitor complying contracting procedures, and agreed to file periodic reports evidencing such practices and programs.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following sets forth certain information regarding the Company's executive officers and directors:

           NAME          AGE                            POSITION
           ----          ---                            --------
  Deepak Chopra......... 46  Chairman of the Board, Chief Executive Officer and President
  Ajay Mehra............ 34  Vice President, Chief Financial Officer, Secretary and Director
  Andreas F. Kotowski... 42  President of U.S. Operations, Rapiscan U.S.A.
  Manoocher Mansouri
   Aliabadi............. 41  Vice President - Corporate Marketing, UDT Sensors
  Anthony S. Crane...... 43  Managing Director, Rapiscan UK
  Thomas K. Hickman..... 55  Managing Director, OSI Singapore and OSI Malaysia
  Steven C. Good(1)..... 55  Director
  Meyer Luskin(1)....... 71  Director
  Madan G. Syal(1)...... 71  Director

----------------
(1) Member of Audit Committee and Compensation Committee

  Deepak Chopra is the founder of the Company and has served as President, Chief Executive Officer and Director since the Company's inception in May 1987. He has served as the Company's Chairman of the Board since February 1992. Mr. Chopra also serves as the President and Chief Executive Officer of the Company's major subsidiaries, including UDT Sensors, Rapiscan U.S.A., Rapiscan UK, OSI Singapore and Ferson Optics, Inc. From 1976 to 1979 and from 1980 to 1987, Mr. Chopra held various positions with ILC Technology, Inc. ("ILC"), a publicly-held manufacturer of lighting products, including serving as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer of its United Detector Technology Division. In 1990, the Company acquired certain assets of ILC's United Detector Technology Division. Mr. Chopra has held various positions with Intel Corporation, TRW Semiconductors and RCA Semiconductors. Mr. Chopra holds a B.S. in Electronics and a M.S. in Semiconductor Electronics. Messrs. Ajay Mehra and Madan G. Syal are the first cousin and father-in-law, respectively, of Mr. Chopra.

  Ajay Mehra joined the Company as Controller in 1989, has served as Vice President and Chief Financial Officer since November 1992, and became Secretary and a Director in March 1996. Mr. Mehra also serves as Vice President and Chief Financial Officer of the Company's major subsidiaries including UDT Sensors, Rapiscan U.S.A., Rapiscan UK, OSI Singapore, and Ferson Optics, Inc. Prior to joining the Company, Mr. Mehra held various financial positions with Thermador/Waste King, a household appliance company, Presto Food Products, Inc. and United Detector Technology. Mr. Mehra holds a B.A. from the School of Business of the University of Massachusetts, Amherst, and a M.B.A from Pepperdine University. Mr. Deepak Chopra is the first cousin of Mr. Mehra.

  Andreas F. Kotowski has served as the President of U.S. Operations, General Manager and a director of the Company's subsidiary, Rapiscan U.S.A., since January 1993. As General Manager of Rapiscan U.S.A., Mr. Kotowski is also responsible for the operations of Rapiscan UK, the subsidiary of Rapiscan U.S.A. From September 1989 to January 1993, Mr. Kotowski was self-employed as an Engineering Consultant providing technical and management consulting services to businesses in the explosive detection and medical imaging industries. In 1992, Mr. Kotowski was a director of Dextra Medical, Inc., a company that filed for bankruptcy in July of that year. From 1979 to 1989, Mr. Kotowski held various positions with EG&G Astrophysics, including Vice President of Engineering and Chief Engineer in which he was responsible for product planning, design, development and management. Prior to 1979, he worked as an Engineer at National

Semiconductor Corporation and the Jet Propulsion Laboratory. Mr. Kotowski holds a B.S. in Electrical Engineering and a B.S. in Physics from California State Polytechnic University, Pomona, and a M.S. in Electrical Engineering from Stanford University.

  Manoocher Mansouri Aliabadi has served as Vice President of Corporate Marketing for the Company's UDT Sensors subsidiary since March 1994. From March 1992 to November 1993, Mr. Mansouri served as Director of Sales and Marketing for UDT Sensors, and from 1990 to 1992, as a Division Director of the Aerospace and Defense Division of UDT Sensors. Mr. Mansouri joined United Detector Technology, the predecessor of UDT Sensors in 1982 as an Engineer and holds a B.S. in Electrical Engineering from the University of California, Los Angeles.

  Anthony S. Crane has served as Managing Director of the Company's subsidiary, Rapiscan UK, since March 1996. From March 1995 to March 1996, he served as Sales and Marketing Director for Rapiscan UK, and from February 1993 to March 1995, he served as Sales Director, Middle East, for Rapiscan UK. From November 1980 to January 1993, Mr. Crane held various positions at Rapiscan UK before it was acquired by the Company including Exports Business Manager, Sales Manager and Service Engineer. From May 1974 to November 1980, Mr. Crane served as Production Coordinator and Electrical and Electronic Inspector for Redifon Flight Simulation where he was responsible for production and customer relations.

  Thomas K. Hickman has served as Managing Director of the Company's subsidiaries, OSI Singapore and OSI Malaysia, since July 1995 and as the Managing Director of Rapiscan Consortium (M) Sdn. Bhd. since its formation in October 1996. From July 1993 to July 1995, Mr. Hickman served as Vice President of Operations and Director of Operations for Rapiscan U.S.A. and Rapiscan UK, respectively. From November 1992 to July 1993, Mr. Hickman served as Director of Materials for UDT Sensors and, from July through November 1992, provided service as an independent consultant to UDT Sensors. From 1985 through 1992, Mr. Hickman held various positions at Mouse Systems Corporation, a manufacturer of computer optical mouse systems, including that of Director of OEM Operations, Purchasing Manager and Representative Director of a joint venture. Prior to 1985, Mr. Hickman was the Director of Materials for Measurex Corporation, the Representative Director for Hitachi-Singer Corp. and a Product Line Manager for Singer Business Machines. Mr. Hickman holds a B.A. from Stetson University and a M.B.A. from the University of San Francisco.

  Steven C. Good has served as Director of the Company since September 1987. He is a Senior Partner in the accounting firm of Good Swartz & Berns, which he founded in 1974, and has been active in consulting and advisory services for businesses in various sectors including the manufacturing, garment, medical services and real estate development industries. Mr. Good is the founder and has served as Chairman of California United Bancorp, and was elected in 1997 as a Director of Arden Realty Group, Inc., a publicly-held Real Estate Investment Trust listed on the New York Stock Exchange. Mr. Good holds a B.S. in Business Administration from the University of California, Los Angeles.

  Meyer Luskin has served as Director of the Company since February 1990. Since 1961 Mr. Luskin has served as the President, Chief Executive Officer and Chairman of the Board of Scope Industries, a publicly-held company listed on the American Stock Exchange and engaged in the business of recycling and processing food waste products into animal food. Mr. Luskin has also served as Director of Scope Industries since 1958 and currently serves as Director of Stamet, Inc., an industrial solid pump manufacturer. Mr. Luskin holds a B.A. from the University of California, Los Angeles, and a M.B.A. from Stanford University.

  Madan G. Syal has served as Director of the Company since the Company's inception in May 1987. From May 1987 until February 1992, he served as Secretary of the Company. Mr. Syal is the sole proprietor of Pro Printers, a printing service business he founded in October 1984. Prior to 1984, Mr. Syal held various positions with Shell Oil Company, Exxon Corporation, Burmah Oil Company, C.F. Braun and Bechtel Group, Incorporated. Mr. Syal holds a B.S. from the American College in Lahore (now Pakistan) and a B.S.E. in Electrical and Mechanical Engineering from London University. Mr. Deepak Chopra is the son-in-law of Mr. Syal.

  There are currently five members of the Board of Directors. After the completion of the Offering, the management of the Company intends to increase the number of independent directors of the Company by increasing the number of directors constituting the Board of Directors. No nominees for the additional Board seats have yet been identified. The Directors serve until the next annual meeting of shareholders or until successors are elected and qualified. The Company's executive officers are appointed by, and serve at the discretion of, the Board of Directors of the Company.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee include recommending to the Board the selection and retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the financial statements of the Company and its internal accounting and auditing procedures. The functions of the Compensation Committee include establishing the compensation of the Chief Executive Officer, reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain executive officers of the Company, administering the Company's employee stock option plans, and considering such other matters as may, from time to time, be delegated to the Compensation Committee by the Board of Directors.

  Each non-employee Director currently receives a cash fee of $1,250 per Board meeting attended and an additional $1,250 per Board committee meeting attended if such committee meeting is held on a day different from that of the Board meeting. During the fiscal year ended June 30, 1997, each non-employee Director received, as additional director compensation, options to purchase 5,000 shares of Common Stock at an exercise price of $13.50 per share. The Directors are reimbursed for expenses incurred in connection with the performance of their services as Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the fiscal year ended June 30, 1997, all of the outside Directors, Steven C. Good, Meyer Luskin and Madan G. Syal, served on the Board's compensation committee. Certain transactions between the Company and the members of the compensation committee include the following: Mr. Good is a senior partner of Good Swartz & Berns, an accounting firm that provided services to the Company. The Good Swartz & Berns Pension & Profit Sharing Plan, in which Mr. Good participates, exercised certain warrants to purchase stock of the Company by applying the outstanding principal amount under certain promissory notes issued to the pension plan by the Company. Mr. Luskin is the President, Chief Executive Officer and Chairman of Scope Industries which provided consultation services to the Company for a fee in the amount of $100,000. Scope Industries also exercised certain warrants to purchase stock of the Company by applying the outstanding principal amount under a promissory note issued by the Company to Scope Industries. Mr. Syal owns Pro Printers, a printing service company that provides printing services to the Company. For additional information regarding these direct or indirect transactions between the outside Directors, see "Certain Transactions." Mr. Syal is the father-in-law of Deepak Chopra, the President, Chief Executive Officer and Chairman of the Company.

  The Company believes that each of the foregoing transactions was on terms at least as favorable to the Company as those that could have been obtained from nonaffiliated third parties. The Company currently intends that any future transactions with affiliates of the Company will be on terms at least as favorable to the Company as those that can be obtained from nonaffiliated third parties.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation earned during the fiscal year ended June 30, 1997, by the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus during such year exceeded $100,000 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                       ANNUAL        LONG TERM
                                                    COMPENSATION    COMPENSATION
                                                  ----------------- ------------
                                                                     SECURITIES
                                                                     UNDERLYING
                                                                      OPTIONS
NAME AND PRINCIPAL POSITION                        SALARY   BONUS      (#)(2)
---------------------------                       -------- -------- ------------
Deepak Chopra(1)................................. $370,843 $175,000   137,500
 Chief Executive Officer
Ajay Mehra ......................................  172,216   58,040    73,750
 Chief Financial Officer
Andreas F. Kotowski .............................  124,452   10,000    57,029
 President of U.S. Operation, Rapiscan U.S.A.
Manoocher Mansouri Aliabadi......................  110,019   28,000    15,000
 Vice President--Corporate Marketing, UDT Sensors
Thomas K. Hickman ...............................  124,220   12,500    10,125
 Managing Director, OSI Malaysia and OSI
  Singapore

----------------
(1) The Company paid aggregate insurance premiums of approximately $23,000 for two universal life insurance policies of Mr. Chopra. Mr. Chopra or his estate is obligated to repay to the Company all amounts paid by it on behalf of Mr. Chopra upon the death or termination of employment of Mr. Chopra. The value of such benefit is not susceptible to precise determination.
(2) For additional information see "Option Grants."

  The Company has entered into an employment agreement with Deepak Chopra, with a term of five years commencing on April 1, 1997, pursuant to which he serves as President, Chief Executive Officer and Chairman of the Board of the Company. The employment agreement provides for a base salary of $450,000 per year, with annual raises to be determined by the Compensation Committee. Pursuant to the employment agreement, Mr. Chopra is also entitled to receive at least one-third of the amount of the aggregate bonus pool established by the Company for its officers and employees. Mr. Chopra is eligible to participate in certain incentive compensation and other employee benefit plans established by the Company from time to time.

  The Company has also entered into a three-year employment agreement with Ajay Mehra and a two-year employment agreement with Manoocher Mansouri Aliabadi, each of which became effective on April 1, 1997. The employment agreements provide for base salaries of $200,000 and $120,000 per year, for Messrs. Mehra and Mansouri, respectively, with annual raises to be determined by the Company's Chief Executive Officer. Pursuant to these employment agreements, Messrs. Mehra and Mansouri are also eligible for certain bonus payments and to participate in incentive compensation and other employee benefit plans established by the Company from time to time. Each of the employment agreements contains confidentiality provisions and provides that the employee shall assign and the Company shall be entitled to any inventions or other proprietary rights developed by the employee under certain circumstances during his employment.

  Andreas F. Kotowski is currently employed by the Company pursuant to an employment agreement that is terminable by either party thereto at any time for any reason. Mr. Kotowski's current annual salary is $140,000.

  Thomas K. Hickman is currently employed by the Company pursuant to an employment agreement that may be terminated by either the Company or by Mr. Hickman upon six months prior notice. Under the employment agreement, Mr. Hickman's annual salary is $125,000. In addition to the salary, the Company has agreed to pay certain relocation expenses related to Mr. Hickman's service in Singapore.

  Anthony S. Crane is currently employed by the Company pursuant to an employment agreement with a term that ends in December 1998.

  Pursuant to an incentive compensation agreement entered into in December 1996 by the Company and Andreas F. Kotowski, Mr. Kotowski is entitled to receive as additional incentive compensation, 10.0% of the consolidated pre-tax earnings of Rapiscan U.S.A. and Rapiscan UK in excess of certain pre-determined amounts. Such incentive compensation may not exceed $150,000 for any fiscal year and is based on earnings of Rapiscan U.S.A. and Rapiscan UK for the 1997, 1998 and 1999 fiscal years. Mr. Kotowski was not entitled to receive such additional incentive compensation for the 1997 fiscal year.

  The management of the Company allocates bonuses to officers and employees of the Company under a bonus plan that has been in effect since the Company's inception. The amount of bonus for each officer or employee is determined by comparing the profits of the subsidiary or division in which such person performed services against the budget profit goals for such subsidiary or division as determined before the start of the fiscal year. Bonuses were distributed to over 100 officers and employees in May and June 1997 based on their performances during the fiscal year ended June 30, 1997.

OPTION GRANTS

  The following table sets forth certain information concerning grants of options to the Named Executive Officers during the year ended June 30, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                          NUMBER OF    % OF TOTAL                                   ANNUAL RATES OF STOCK
                         SECURITIES     OPTIONS                                     PRICE APPRECIATION FOR
                         UNDERLYING    GRANTED TO   EXERCISE   MARKET                   OPTION TERM(1)
                           OPTIONS     EMPLOYEES      PRICE     PRICE   EXPIRATION ------------------------
          NAME           GRANTED (#) IN FISCAL YEAR ($/SHARE) ($/SHARE)    DATE     0% ($)  5% ($)  10% ($)
          ----           ----------- -------------- --------- --------- ---------- -------- ------- -------
Deepak Chopra...........    37,500         5.7%       $3.33     $6.67    12/14/01  $125,000 $34,535 $76,314
                           100,000        15.3        13.50       N/A     5/31/02       N/A 372,980 824,189
Ajay Mehra(2)...........    30,000         4.6         3.33      6.67    12/14/01   100,000  27,601  60,990
                            10,000         1.5        13.50       N/A     5/31/02       N/A  37,298  82,419
                            30,000         4.6        11.50       N/A     5/31/02       N/A  95,317 210,626
Andreas F. Kotowski(2)..     7,500         1.1         2.83      6.67    12/14/01    28,750   5,871  12,973
                            20,000         3.1        11.50       N/A     5/31/02       N/A  63,545 140,417
Manoocher Mansouri
 Aliabadi(2)............     7,500         1.1         2.83      6.67    12/14/01    28,750   5,871  12,973
                             7,500         1.1        11.50       N/A     5/31/02       N/A  23,829  52,656
Thomas K. Hickman(2)....     3,750         0.6         2.83      6.67    12/14/01    14,375   2,935   6,487
                             6,000         0.9        11.50       N/A     5/31/02       N/A  19,063  42,125

----------------
(1) Sets forth potential option gains based on assumed annualized rates of stock price appreciation from the exercise price at the date of grant of 5.0% and 10.0% (compounded annually) over the full term of the grant with appreciation determined as of the expiration date. The 0.0%, 5.0% and 10.0% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission, and do not represent the Company's estimate or projection of future Common Stock prices.
(2) Excludes options granted as consideration for the acquisition by the Company of the minority interests in Rapiscan U.S.A. See "Certain Transactions."

OPTION EXERCISES AND FISCAL YEAR-END VALUES

  The following table sets forth certain information regarding option exercises by the Named Executive Officers during the fiscal year 1997 and held by them on June 30, 1997:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                    OPTIONS AT FISCAL YEAR-    THE-MONEY OPTIONS AT
                            SHARES                          END (#)           FISCAL YEAR END ($)(1)
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
          NAME           EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Deepak Chopra...........        0            --      37,500       100,000     $381,375     $      0
Ajay Mehra..............    9,000       $107,100     75,000        40,000      814,500       60,000
Andreas F. Kotowski.....        0            --       7,500        20,000       80,025       40,000
Manoocher Mansouri
 Aliabadi...............    7,500         89,250     13,500         8,250      149,500       23,625
Thomas K. Hickman.......    9,750        109,925     15,187        14,813      174,648      109,600

---------------
(1) Amounts are shown as the positive spread between the exercise price and fair market value (based on the initial offering price of $13.50 per share).

STOCK OPTION PLANS

  1987 Incentive Stock Option Plan. In May 1987, the Board of Directors adopted the Incentive Stock Option Plan (the "1987 Plan"). The 1987 Plan provides for the grant of options to directors, officers and other key employees of the Company to purchase up to an aggregate of 1,050,000 shares of Common Stock. The purpose of the 1987 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1987 Plan is administered by the Board of Directors which has discretion to select optionees and to establish the terms and conditions of each option, subject to the provisions of the 1987 Plan. Pursuant to the 1987 Plan, the Company has from time to time granted its directors, officers and employees options to purchase shares of the Company's Common Stock at exercise prices determined by the Board of Directors. The stock options generally expire either on the fifth or tenth anniversary of the date of grant of the option. All stock options are non-transferrable by the grantee and may be exercised only by the optionee during his service to the Company as a director, officer or employee. The aggregate number of options issuable under the 1987 Plan, number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. As of September 30, 1997, 466,500 shares had been issued upon the exercise of stock options under the 1987 Plan, stock options to purchase an aggregate of 348,750 shares were outstanding under the 1987 Plan at exercise prices ranging from $0.17 to $3.33 per share, and 234,750 shares remained available for grant. As of such date, stock options to purchase 316,501 shares of Common Stock were exercisable. No stock options may be granted under the 1987 Plan after December 31, 1998.

  1997 Stock Option Plan. In May 1997, the Board of Directors adopted the Company's 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan, which was approved by the Company's shareholders in June 1997, provides for the grant of options to directors, officers, other employees and consultants of the Company to purchase up to an aggregate of 850,000 shares of Common Stock. No eligible person may be granted options during any 12-month period covering more than 425,000 shares of Common Stock. The purpose of the 1997 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1997 Plan is to be administered by the Board of Directors, or a committee of the Board, which has discretion to select optionees and to establish the terms and conditions of each option, subject to the provisions of the 1997 Plan. Options granted under the 1997 Plan may be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified options.

  The exercise price of incentive stock options may not be less than 100% of the fair market value of Common Stock as of the date of grant (110% of the fair market value if the grant is to an employee who owns more than 10.0% of the total combined voting power of all classes of capital stock of the Company). The Code currently limits to $100,000 the aggregate value of Common Stock that may be acquired in any one year pursuant to incentive stock options under the 1997 Plan or any other option plan adopted by the Company. Nonqualified options may be granted under the 1997 Plan at an exercise price of not less than 85.0% of the fair market value of the Common Stock on the date of grant. Nonqualified options may be granted without regard to any restriction on the amount of Common Stock that may be acquired pursuant to such options in any one year. Options may not be exercised more than ten years after the date of grant (five years after the date of grant if the grant is an incentive stock option to an employee who owns more than 10.0% of the total combined voting power of all classes of capital stock of the Company). Options granted under the 1997 Plan generally are nontransferable, but transfers may be permitted under certain circumstances in the discretion of the administrator. Shares subject to options that expire unexercised under the 1997 Plan will once again become available for future grant under the 1997 Plan. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. The 1997 Plan is effective for ten years, unless sooner terminated or suspended.

  In May 1997, the Board of Directors of the Company authorized grants of options to purchase 434,486 shares of Common Stock available for issuance under the 1997 Plan to certain directors, officers and employees of the Company. Of these options, 125,000 are exercisable at a price of $13.50 per share and 309,486 are exercisable at $11.50 per share. The options generally will be subject to vesting and will become exercisable over a period of four years from the date of grant, subject to the optionee's continuing employment with the Company.

  In general, upon termination of employment of an optionee, all options granted to such person which were not exercisable on the date of such termination will immediately terminate, and any options that are exercisable will terminate not more than three months (six months in the case of termination by reason of death or disability) following termination of employment.

  To the extent nonqualified options are granted under the 1987 Plan and the 1997 Plan after the Offering, the Company intends to issue such options with an exercise price of not less than the market price of the Common Stock on the date of grant.

EMPLOYEE BENEFIT PLAN, PENSION PLANS

  In 1991, the Company established a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of its employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the annual limit prescribed by statute ($9,500 in 1997) and contribute the amount of such reduction to the 401(k) Plan. The 401(k) Plan allows for matching contributions to the 401(k) Plan by the Company, such matching and the amount of such matching to be determined at the sole discretion of the Board of Directors. To date, no such matching contributions have been made with respect to the 401(k) Plan. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in numerous investment options. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable until withdrawn, and so that the contributions by employees will be deductible by the Company when made.

  Rapiscan UK and AME each have a pension plan in effect for certain of their employees. As of the date hereof, approximately 50 employees are covered by these plans.

LIMITATION ON DIRECTORS' LIABILITY

  The Company's Articles of Incorporation ("Articles") provide that, pursuant to the California Corporations Code, the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by, or in the right of, the Company for breach of a director's duties to the Company or its shareholders. This provision in the Articles does not eliminate the directors' fiduciary duty and does not apply for certain liabilities: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interest of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) with respect to certain transactions or the approval of transactions in which a director has a material financial interest; and (vii) expressly imposed by statute for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision also does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Company's Amended and Restated Bylaws require the Company to indemnify its officers and directors under certain circumstances Among other things, the Bylaws require the Company to indemnify directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers and allows the Company to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  The Company believes that it is the position of the Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, the provision is against public policy as expressed in the Securities Act and is therefore unenforceable. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company has entered into indemnity agreements ("Indemnity Agreement(s)") with each of its directors and executive officers. Each such Indemnity Agreement provides that the Company shall indemnify the indemnitee against expenses, including reasonable attorneys' fees, judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as a director or officer. Such indemnification is available if the indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. The Indemnity Agreements also require that the Company indemnify the director or executive officer in all cases to the fullest extent permitted by applicable law. Each Indemnity Agreement permits the director or officer that is party thereto to bring suit to seek recovery of amounts due under the Indemnity Agreement and to recover the expenses of such a suit if he is successful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Articles and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

  In 1993, the Company formed Rapiscan U.S.A. for the purpose of acquiring most of the capital stock of Rapiscan UK. As of October 1996, the Company owned 85.5% of the outstanding capital stock of Rapiscan U.S.A., and 14.5% (the "Option Shares") was owned by executive officers or employees of the Company, including Ajay Mehra, Andreas F. Kotowski, Anthony S. Crane and Thomas K. Hickman. See "Management--Executive Officers and Directors." In connection with the formation of Rapiscan U.S.A., the Company was granted an option to purchase all of the Option Shares. In November 1996, the Company exercised its option to acquire the Option Shares. The aggregate consideration paid for the Option Shares consisted of the following: (i) the issuance of a total of 159,201 shares of Common Stock valued at $6.67 per share; (ii) the issuance of options to purchase a total of 45,486 shares of Common Stock at a purchase price of $11.50 per share; and (iii) the issuance to the holders of the Option Shares of 27,654 additional shares of Common Stock which was based on the net income before taxes of Rapiscan U.S.A. and Rapiscan UK combined for the fiscal year ended June 30, 1997. The consideration paid by each of Messrs. Kotowski, Crane, Hickman and Mehra for their minority interests in Rapiscan U.S.A. was $119,372, $6,610, $500 and $125, respectively.

  Until September 1996, the Company owned approximately 95.9% of the outstanding capital stock of Ferson Optics, Inc., and certain employees and officers of the Company, including Ajay Mehra and Thomas K. Hickman, the Managing Director of OSI Malaysia, owned the remaining shares. Mr. Mehra and Mr. Hickman acquired their minority interests in Ferson for $250 and $3,000, respectively. In September 1996, the Company purchased all of the remaining shares of Ferson from the minority shareholders in exchange for a total of 19,755 shares of Common Stock. The Common Stock was valued at $6.67 per share. Ajay Mehra and Thomas K. Hickman received 12,500 and 750 shares of Common Stock, respectively, in connection with the foregoing exchange.

  In June 1989, April 1990 and February 1993 the Company, as part of its plan of financing, issued subordinated promissory notes in the aggregate principal amounts of approximately $385,000, $3,520,000 and $575,000, respectively, with related warrants or conversion rights to purchase capital stock of the Company. The purchasers of the subordinated notes included certain of the Company's directors, executive officers, principal shareholders and members of their families (collectively, the "Related Parties"). The June 1989 promissory notes bore interest at a fixed rate of 11.00% per annum while the April 1990 and February 1993 promissory notes bore interest at a variable rate based on certain banks' prime rate plus 1.50% per annum. The promissory notes, warrants and conversion rights provided that the note holders were entitled to exercise the warrants or convert the notes into capital stock of the Company by cancelling the appropriate amounts of the outstanding principal amount and accrued interest of such promissory notes. The exercise price of the warrants issued in June 1989 and April 1990 was $1.33 per share, whereas the exercise price of the warrants and convertible notes issued in February 1993 was $1.87 per share.

  During fiscal 1995, 1996 and 1997, all amounts outstanding under the promissory notes were either paid in full by the Company to the note holders or applied towards the exercise of the related warrants or conversion rights at the election of the note holders. The Company paid in cash the outstanding principal amount of $530,000 and all interest due thereon to one principal shareholder, Sally F. Chamberlain, in satisfaction of the promissory notes held by her personally and as trustee of the Edward P. Fleischer and Sally F. Fleischer Family Trust. The other Related Parties elected to exercise their warrants and conversion rights by purchasing the Company's capital stock with the outstanding principal amounts of their promissory notes. As a result, certain Related Parties who were collectively owed $2,710,000 under the promissory notes, were issued an aggregate of 2,030,358 shares of Common Stock in lieu of the repayment of the principal amount of their promissory notes. Other Related Parties included Scope Industries, Ajay Mehra, members of Mr. Mehra's family, members of Mr. Chopra's family, and the Good Swartz & Berns Pension Fund. Scope Industries is a principal shareholder of the Company, and Meyer Luskin is a director of the Company and is the President, director and a major shareholder of Scope Industries. Steve C. Good is a director of the Company and a participant in the Good Swartz & Berns Pension Fund.

  The Company, Mr. Chopra and Mr. Mehra, each currently owns a 36.0%, 10.5% and 4.5% interest, respectively, in ECIL Rapiscan. Mr. Chopra is the Chairman, President and Chief Executive Officer of the Company. The remaining 49.0% interest in ECIL Rapiscan is owned by ECIL, an unaffiliated Indian company. The Company sells the security and inspection kits to ECIL at a price no less favorable to the Company than the price the Company charges unaffiliated third parties for such products. To date the Company's portion of the earnings of ECIL Rapiscan have been insignificant.

  Pursuant to a Consulting Agreement entered into in July 1996, the Company hired Scope Industries to provide planning and financial consulting services to the Company including advice regarding the valuation of the Company and certain of its subsidiaries. Upon the completion of the consulting services in December 1996, the Company paid Scope Industries a fee in the amount of $100,000 as full payment for such services.

  From time to time the Company contracts for automobile rental and messenger services from a business that is owned by Deepak Chopra and his wife. The Company paid the business approximately $83,000 and $111,000 for such services during fiscal 1996 and 1997, respectively. The Company also contracts for printing services from a business owned by Madan G. Syal, a director of the Company. The Company paid the business approximately $63,000 and $82,000 for such services during fiscal 1996 and 1997, respectively.

  The Company believes that each of the foregoing transactions was on terms at least as favorable to the Company as those that could have been obtained from nonaffiliated third parties. The Company currently intends that any future transactions with affiliates of the Company will be on terms at least as favorable to the Company as those that can be obtained from nonaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth the beneficial ownership of Common Stock as of September 30, 1997, and as adjusted to reflect the sale of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person known by the Company to beneficially own 5.0% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer of the Company; (iv) the Selling Shareholders; and (v) all directors and executive officers of the Company as a group. Footnotes (2) and (3) to the table also set forth certain information with respect to the beneficial ownership of the Selling Shareholders, assuming the Underwriters exercise their over-allotment option in full. The information set forth in the table and accompanying footnotes has been furnished by the named beneficial owners.

                                       SHARES                       SHARES
                                    BENEFICIALLY                 BENEFICIALLY
                                   OWNED PRIOR TO   NUMBER OF     OWNED AFTER
                                     OFFERING(1)      SHARES    OFFERING(1)(3)
                                  -----------------   BEING    -----------------
   NAME AND BENEFICIAL OWNERS      NUMBER   PERCENT OFFERED(2)  NUMBER   PERCENT
   --------------------------     --------- ------- ---------- --------- -------
Scope Industries(4)(5)..........  1,875,000  30.1%   148,148   1,726,852  18.1%
Sally F. Chamberlain(6)(7)......  1,170,375  18.8     63,343   1,107,032  11.6
Deepak Chopra(6)(8).............  1,539,484  24.7          0   1,539,484  16.1
Ajay Mehra(9)...................    195,693   3.1          0     195,693   2.0
Andreas F. Kotowski(10).........    128,806   2.1          0     128,806   1.3
Manoocher Mansouri Aliabadi(11).     73,607   1.2          0      73,607    *
Thomas K. Hickman(12)...........     27,228    *           0      27,228    *
Steven C. Good(13)..............     40,313    *      21,896      18,417    *
Madan G. Syal(14)...............    243,938   3.9     25,926     218,012   2.3
Meyer Luskin(15)................     23,438    *           0      23,438    *
Good Swartz & Berns Pension &
 Profit Sharing Plan(16)........    148,125   2.4      3,000     145,125   1.5
Leila and Birinder Mehra........     25,500    *       3,704      21,796    *
Zev and Elaine Edelstein Trust..     77,679   1.2      9,259      68,420    *
Mohinder Chopra.................     75,000   1.2      9,259      65,741    *
Glenn P. Sorenson...............     75,000   1.2      9,259      65,741    *
Charles and Kiran M. Kerpelman..     65,357   1.0      9,259      56,098    *
Martha B. Holmes................     60,000    *       9,259      50,741    *
Combined TR/DR Account Trust....     52,500    *       7,407      45,093    *
Gary E. Fleischer...............     14,625    *      14,625           0    --
Cathleen A. Redinger............     14,625    *      14,625           0    --
Mark and Penny Berns Trust......      9,732    *       5,982       3,750    *
Arnold G. and Hope Anisgarten...      9,287    *       5,709       3,578    *
Rajiv Mehra.....................      2,057    *         450       1,607    *
Surendra V. and Kala Jain(17)...     13,393    *       5,186       8,207    *
Renu Jivrajka...................     11,250    *       1,852       9,398    *
Amita Jivrajka..................      7,500    *       1,852       5,648    *
All executive officers and
 directors as a group
 (9 persons)....................  2,286,136  36.3     47,822   2,238,314  23.2

----------------
 * Less than 1.0%.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of September 30, 1997, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Excludes shares of Common Stock to be offered by the Selling Shareholders if the over-allotment option granted to the Underwriters is exercised. The following Selling Shareholders will sell the following number of additional shares of Common Stock if the Underwriters' over-allotment option is exercised in full: Scope Industries (88,519); Sally F. Chamberlain (49,630); Deepak Chopra (185,185); Ajay Mehra (33,333); Andreas F. Kotowski (18,519); Manoocher Mansouri Aliabadi (14,815); Thomas K. Hickman (3,704); Steven C. Good (15,604); Madan G. Syal (18,519); Meyer Luskin (9,259); Good Swartz & Berns Pension & Profit Sharing Plan (3,309); Leila and Birinder Mehra (3,704); Zev and Elaine Edelstein Trust (9,259); Mohinder Chopra (11,111); Glenn P. Sorenson (11,111); Charles and Kiran M. Kerpelman (9,259); Combined TR/DR Account Trust (7,407); Susan Sutherland (7,407); Anuj Wadhawan (7,407); Bette J. Moore (7,407); Robert W. Kephart (5,556); Phillip M. Wascher (7,407); Charan J. Dewan (3,704); Jack Kimbro (1,111); Narayan Taneja (1,481); Dennis Noble (741); Peter Bui (741); Alan J. and Pamela Barnard (1,481); Christine Williams (741); Christopher Chin (926); Anthony S. and Suzie B. Crane (1,481); Khai Le (741); Mark and Penny Berns Trust (1,518); Arnold
     G. and Hope Anisgarten (1,791); Surendra and Kala Jain (5,926); Neil Jivrajka (740); Renu Jivrajka (1,482); Amita Jivrajka (1,482); Louis S. and Linda O. Peters (741); Lincoln A. Gladden (741). Susan Sutherland, Anuj Wadhawan, Bette J. Moore, Robert W. Kephart, Phillip M. Wascher, Charan J. Dewan, Jack Kimbro, Narayan Taneja, Dennis Noble, Peter Bui, Alan J. Barnard, Christine Williams, Christopher Chin, Khai Le, Louis Peters and Lincoln A. Gladden are employees of the Company or its affiliates. Anthony S. Crane is the Managing Director of Rapiscan UK. See "Management."
 (3) Assuming the Underwriters' over-allotment option is exercised in full, the number and percent of the shares beneficially owned after the Offering by the Selling Shareholders will be as follows: Scope Industries (1,638,333, 17.1%); Sally F. Chamberlain 1,057,402, 11.1%); Deepak Chopra
     (1,354,299, 14.2%); Ajay Mehra (162,360, 1.7%); Andreas F. Kotowski
     110,287, 1.2%); Manoocher Mansouri Aliabadi (58,792); Thomas K. Hickman (23,524) Steven C. Good (2,843); Madan G. Syal (199,493, 2.1%); Meyer
     Luskin (14,179); Good Swartz & Berns Pension & Profit Sharing Plan (141,816, 1.5%); Leila and Birender Mehra (18,092); Zev and Elaine Edelstein Trust (59,161); Mohinder Chopra (54,630); Glenn P. Sorenson (54,630); Charles and Kiran M. Kerpelman (46,839); Combined TR/DR Account Trust (37,686); Susan Sutherland (35,343); Anuj Wadhawan (29,835); BetteJ. Moore (28,218); Robert W. Kephart (22,944); Phillip M. Wascher (23,241); Charan J. Dewan (16,171); Jack Kimbro (15,389); Narayan Taneja (23,698); Dennis Noble (11,446); Peter Bui (7,884); Alan J. and Pamela Barnard (9,704); Christine Williams (6,384); Christopher Chin (6,199); Anthony S. and Suzie B. Crane (12,148); Khai Le (8,956); Mark and Penny Berns Trust (2,232); Arnold G. and Hope Anisgarten (1,787); Surendra and Kala Jain (2,281); Neil Jivrajka (10,510); Renu Jivrajka (7,916); Amita Jivrajka (4,166); Louis S. and Linda O. Peters (6,510); Lincoln A. Gladden (4,134). Except as otherwise indicated in this footnote the percentage of Common Stock beneficially owned by the Selling Shareholders after this Offering if the over-allotment option is exercised in full is less than 1.0% for each person listed in this footnote.
 (4) The address of Scope Industries is 233 Wilshire Boulevard, Suite 310, Santa Monica, California 90401.
 (5) Does not include shares beneficially owned by Meyer Luskin. Mr. Luskin is the President, Chief Executive Officer, Chairman of the Board and a principal shareholder of Scope Industries.
 (6) The address of such shareholder is c\\o OSI Systems, Inc., 12525 Chadron Avenue, Hawthorne, California 90250.
 (7) Such shares are held by Sally F. Chamberlain as Trustee of the Edward P. Fleischer and Sally F. Fleischer Family Trust dated June 3, 1991.
 (8) Includes 254,951 shares and 254,951 shares owned by The Deepika Chopra Trust UDT dated July 17, 1987 and The Chandini Chopra Trust UDT dated July 17, 1987, respectively. Deepak Chopra is the co-trustee of both irrevocable trusts. Also includes 10,179 shares and 10,179 shares owned by Deepika Chopra and Chandini Chopra, respectively, who are the daughters of Mr. Chopra. Of the balance of such shares, 960,099 shares are held jointly by Mr. Chopra and his wife, Nandini Chopra, and 49,125 shares are held individually by Mr. Chopra. Mr. Chopra is the President, Chief Executive Officer and Chairman of the Board of the Company. See "Management."
 (9) Includes 45,000 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Mr. Mehra is the Vice President, Chief Financial Officer, Secretary and Director of the Company. See "Management."
(10) Includes 7,500 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Mr. Kotowski is the President of U.S. Operations of Rapiscan U.S.A. See "Management."
(11) Includes 13,500 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Mr. Mansouri is the Vice President-Corporate Marketing of UDT Sensors. See "Management."
(12) Includes 15,187 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Mr. Hickman is the Managing Director of OSI Singapore and OSI Malaysia. See "Management."

(13) Includes 2,813 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Includes 22,500 shares held by the Steve Cary Good & Bari Anne Good Trust and 15,000 shares held individually by
     Mr. Good. Does not include shares beneficially owned by the Good Swartz & Berns Pension Fund. Mr. Good is a Director of the Company. See "Management."
(14) Includes 2,813 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Includes 217,500 shares held by Mr. Syal and his wife, Mohini Syal as trustees for the Syal Trust. Mr. Syal is a Director of the Company. See "Management."
(15) Includes 15,000 shares held by the Meyer and Doreen Luskin Family Trust. Does not include shares beneficially owned by Scope Industries. Includes 8,438 shares issuable pursuant to options exercisable within 60 days of September 30, 1997. Mr. Luskin is the President, Chief Executive Officer, Chairman of the Board and a principal shareholder of Scope Industries.
(16) Does not include shares beneficially owned by Steven C. Good, Mark and Penny Berns Trust, Arnold G. and Hope Anisgarten and Rajiv Mehra. Steven
     C. Good and Mark S. Berns are the trustees of the Good Swartz & Berns Pension & Profit Sharing Plan.
(17) Includes 6,429 shares held by Surendra V. Jain M.D. Inc.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company currently consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock.

COMMON STOCK

  As of September 30, 1997, 6,233,778 shares of Common Stock were outstanding, held of record by 79 shareholders. After completion of the Offering, there will be 9,563,778 shares of Common Stock outstanding.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to cumulative voting rights with respect to the election of directors so long as at least one shareholder has given notice at the meeting of shareholders prior to the voting of that shareholder's desire to cumulate votes. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably with the holders of any then outstanding preferred stock in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has authority to issue up to 10,000,000 shares of preferred stock, no par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of preferred stock. No shares of preferred stock are currently outstanding.

STOCK TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have 9,563,778 shares of Common Stock outstanding (assuming no exercise of stock options after September 30, 1997). Of these shares, the 3,700,000 shares sold in this Offering (4,255,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act unless they are purchased by "affiliates" of the Company as that term is defined under Rule 144. The remaining 5,863,778 shares will be "restricted securities" as defined in Rule 144 ("Restricted Shares"). Of such Restricted Shares, approximately 5,838,000 Restricted Shares (or approximately 5,283,000 if the Underwriters' over-allotment option is exercised in full) are subject to lock-up agreements with the Underwriters. See "Underwriting."

  Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company. As a result of the lock-up agreements and the provisions of Rule 144(k), Rule 144 and Rule 701, all currently outstanding shares will be available for sale in the public market upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 and Rule 701.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of the Company's Common Stock (approximately 95,638 shares immediately after this Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers between May 20, 1988, the effective date of Rule 701, and the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission (the "Commission") has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act (including options granted before May 20, 1988, if made in accordance with the Rule had it been in effect), along with the shares acquired upon exercise of such options beginning May 20, 1988 (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, such securities may be sold: (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144; and (ii) by Affiliates under Rule 144 without compliance with its minimum holding period requirements.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved for issuance under the 1987 Plan and the 1997 Plan or previously issued upon the exercise of options, thus permitting the resale of shares issued under such plans by non-affiliates in the public market without restriction under the Securities Act. The registration statement is expected to be filed within 90 days after the date of this Prospectus and will automatically become effective upon filing.

  Prior to this Offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of Common Stock offered hereby.

                                 UNDERWRITING

  The Underwriters (the "Underwriters") named below, acting through their representatives, BancAmerica Robertson Stephens, William Blair & Company, L.L.C. and Volpe Brown Whelan & Company, LLC (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
BancAmerica Robertson Stephens........................................ 1,224,000
William Blair & Company, L.L.C........................................   918,000
Volpe Brown Whelan & Company, LLC.....................................   918,000
Cruttenden Roth Incorporated..........................................   160,000
Gerard Klauer Mattison & Co., LLC.....................................   160,000
Needham & Company, Inc. ..............................................   160,000
Pacific Growth Equities, Inc. ........................................   160,000
                                                                       ---------
  Total............................................................... 3,700,000
                                                                       =========

  The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock at the offering price set forth on the cover page of this Prospectus: (i) to the public; and (ii) to certain dealers who will be offered a concession of not more than $0.54 per share, of which $0.10 may be reallowed to other dealers. After the consummation of this Offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus.

  The Underwriters have been granted an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 555,000 additional shares of Common Stock from certain Selling Shareholders at the same price per share as the Company and the Selling Shareholders will receive for the 3,700,000 shares that the Underwriters have agreed to purchase in this Offering. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it set forth in the above table bears to the total number of shares of Common Stock listed in such table. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

  Pursuant to the terms of certain lock-up agreements, officers and directors of the Company, the Selling Shareholders and certain other shareholders holding collectively approximately 5,838,000 shares of the Company's Common Stock outstanding prior to this Offering, have agreed with the Representatives that except for the 3,700,000 shares being offered in this Offering, or the shares sold pursuant to the over-allotment option, without the prior written consent of BancAmerica Robertson Stephens or as a gift or distribution to one who agrees to be bound by these restrictions, until 180 days after the effective date of this Prospectus (the "lock-up period"), they will not offer to sell, contract to sell or otherwise dispose of any shares of Common Stock, including shares issuable under options or warrants exercisable during the 180 days after the date of this Prospectus, any options or warrants to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock owned directly by such holders or with respect to which they have the power of disposition. Approximately 5,838,000 shares of Common Stock subject to the lock-up agreements will become eligible for immediate public sale following expiration of the lock-up period, subject to the provisions of the Securities Act and the Rules promulgated thereunder. BancAmerica Robertson Stephens may, in its sole discretion, and at any time without notice, release all or a portion of the securities subject to the lock-up agreements. See "Shares Eligible for Future Sale." In addition, the Company has agreed that until the expiration of the lock-up period, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock, other than the Company's sales of shares in this Offering, the issuance of shares of Common Stock upon the exercise of outstanding stock options, and the grant of options to purchase shares or the issuance of shares of Common Stock under the Company's 1997 Plan.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters in connection with this Offering. The Underwriters may also cover all or a portion of such short position, by exercising the Underwriters' over-allotment option referred to above. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this Offering, there has been no public market for the Company's securities. The initial public offering price of the Common Stock was determined by negotiation among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the current state of the industry and the economy as a whole, and any other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Troy & Gould Professional Corporation, Los Angeles, California. Certain legal matters with respect to this Offering will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Los Angeles, California. As of the date of this Prospectus, Troy & Gould Professional Corporation and certain of its members collectively own 52,500 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto.
For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, and such exhibits and schedules. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commissions regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the Registration Statement may be accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               OSI SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets as of June 30, 1996 and 1997.................. F-3
Consolidated Statements of Operations for the Years Ended June 30, 1995,
 1996 and 1997............................................................ F-4
Consolidated Statements of Shareholders' Equity for the Years Ended June
 30, 1995, 1996 and 1997.................................................. F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1995,
 1996 and 1997............................................................ F-6
Notes to Consolidated Financial Statements................................ F-8

                        REPORT OF INDEPENDENT AUDITORS

OSI Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of OSI Systems, Inc. (the "Company") and its subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OSI Systems, Inc. and its subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years ended June 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
August 15, 1997

                       OSI SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (In thousands, except share amounts)

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
                        ASSETS (NOTE 4)
Current Assets:
  Cash and cash equivalents (Note 1)........................... $   581 $   553
  Accounts receivable, net of allowance for doubtful accounts of $276 and $586 at June 30, 1996 and 1997, respectively
   (Note 1)....................................................  13,295  15,556
  Other receivables (Note 2)...................................     783   2,346
  Inventory (Note 1)...........................................  13,642  18,517
  Prepaid expenses.............................................     633     537
  Deferred income taxes (Notes 1 and 7)........................     700     874
                                                                ------- -------
    Total current assets.......................................  29,634  38,383
                                                                ------- -------
Property and Equipment, Net (Notes 1 and 4):...................   4,454   5,841
Intangible and Other Assets, Net (Notes 1, 2 and 3)............   1,221   3,109
                                                                ------- -------
    Total...................................................... $35,309 $47,333
                                                                ======= =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Bank lines of credit (Note 4)................................ $ 7,783 $ 9,100
  Current portion of long-term debt (Notes 6 and 13)...........   1,491   1,240
  Current portion of senior subordinated debt (Note 5).........   2,500
  Accounts payable (Note 1)....................................   6,522   7,712
  Accrued payroll and related expenses.........................   1,667   1,607
  Income taxes payable (Notes 1 and 7).........................     799   1,804
  Advances from customers......................................     219   2,410
  Other accrued expenses and current liabilities...............   2,609   3,710
                                                                ------- -------
    Total current liabilities..................................  23,590  27,583
Senior Subordinated Debt (Notes 1 and 5).......................     575
Long-Term Debt (Notes 1, 6 and 13).............................   3,113   2,840
Deferred Income Taxes (Notes 1 and 7)..........................     827     101
Minority Interest (Note 1).....................................      10
                                                                ------- -------
    Total liabilities..........................................  28,115  30,524
Commitments and Contingencies (Notes 8 and 13)
Shareholders' Equity (Notes 4, 5, 9 and 10):
  Preferred stock, voting shares, no par value; authorized,
   3,000,000 shares; issued and outstanding, 1,318,750 shares
   at June 30, 1996 and 0 shares at June 30, 1997 (Note 10)....   1,514
  Preferred stock, no par value; 10,000,000 shares authorized;
   none issued and outstanding at June 30, 1996 and 1997.......
  Common stock, no par value; authorized, 40,000,000 shares;
   issued and outstanding, 1,858,132 and 6,156,528 shares at
   June 30, 1996 and 1997, respectively........................     560   7,367
  Retained earnings............................................   4,994   9,171
  Cumulative foreign currency translation adjustment (Note 1)..     126     271
                                                                ------- -------
    Total shareholders' equity.................................   7,194  16,809
                                                                ------- -------
    Total...................................................... $35,309 $47,333
                                                                ======= =======


          See accompanying notes to consolidated financial statements.

                       OSI SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (In thousands, except share and per share amounts)

                                                     YEAR ENDED JUNE 30,
                                                -------------------------------
                                                  1995       1996       1997
                                                ---------  ---------  ---------
Revenues (Note 1).............................. $  49,815  $  61,518  $  77,628
Cost of goods sold.............................    37,818     45,486     56,174
                                                ---------  ---------  ---------
Gross profit...................................    11,997     16,032     21,454
Operating expenses:
 Selling, general and administrative expenses
  (Notes 11 and 12)............................     7,601      9,757     11,304
 Research and development (Note 1).............     1,591      1,663      2,504
 Stock option compensation (Note 9)............       --         --         856
                                                ---------  ---------  ---------
Total operating expenses.......................     9,192     11,420     14,664
                                                ---------  ---------  ---------
Income from operations.........................     2,805      4,612      6,790
Interest expense (Notes 4, 5, 6 and 11)........     1,251      1,359      1,197
                                                ---------  ---------  ---------
Income before provision for income taxes and
 minority interest.............................     1,554      3,253      5,593
Provision for income taxes (Notes 1 and 7).....       413      1,111      1,416
                                                ---------  ---------  ---------
Income before minority interest in net loss of
 subsidiaries..................................     1,141      2,142      4,177
Minority interest in net loss of subsidiaries
 (Note 1)......................................        17        117        --
                                                ---------  ---------  ---------
Net income..................................... $   1,158  $   2,259  $   4,177
                                                =========  =========  =========
Historical net income.......................... $   1,158  $   2,259  $   4,177
Interest on subordinated debt, net of income
 taxes.........................................       216        166         92
Minority interest in net loss of subsidiaries..       (17)      (117)       --
                                                ---------  ---------  ---------
Net income available to common shareholders.... $   1,357  $   2,308  $   4,269
                                                =========  =========  =========
Net income per share (Note 1).................. $    0.22  $    0.38  $    0.68
                                                =========  =========  =========
Weighted average shares
 outstanding................................... 6,172,901  6,134,669  6,263,963

          See accompanying notes to consolidated financial statements.

                       OSI SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (In thousands, except share amounts)

                                                                        CUMULATIVE
                             PREFERRED             COMMON                 FOREIGN
                         -------------------  ----------------           CURRENCY
                         NUMBER OF            NUMBER OF        RETAINED TRANSLATION
                           SHARES    AMOUNT    SHARES   AMOUNT EARNINGS ADJUSTMENT   TOTAL
                         ----------  -------  --------- ------ -------- ----------- -------
BALANCE, JULY 1, 1994...  1,123,750  $ 1,124  1,703,257 $  363  $1,577     $ 64     $ 3,128
  Exercise of stock
   options..............     35,000       70     60,000     75     --       --          145
  Conversion of debt....    160,000      320     78,750    105     --       --          425
  Translation
   adjustment...........        --       --         --     --      --        95          95
  Net income............        --       --         --     --    1,158      --        1,158
                         ----------  -------  --------- ------  ------     ----     -------
BALANCE, JUNE 30, 1995..  1,318,750    1,514  1,842,007    543   2,735      159       4,951
  Exercise of stock
   options..............        --       --      16,125     17     --       --           17
  Translation
   adjustment...........        --       --         --     --      --       (33)        (33)
  Net income............        --       --         --     --    2,259      --        2,259
                         ----------  -------  --------- ------  ------     ----     -------
BALANCE, JUNE 30, 1996..  1,318,750    1,514  1,858,132    560   4,994      126       7,194
  Exercise of stock
   options..............        --       --     118,125    146     --       --          146
  Conversion of debt....  1,250,000    2,500    120,536    225     --       --        2,725
  Minority interest
   acquisitions.........        --       --     206,610  1,566     --       --        1,566
  Conversion of
   preferred stock...... (2,568,750)  (4,014) 3,853,125  4,014     --       --          --
  Stock option
   compensation.........        --       --         --     856     --       --          856
  Translation
   adjustment...........        --       --         --     --      --       145         145
  Net income............        --       --         --     --    4,177      --        4,177
                         ----------  -------  --------- ------  ------     ----     -------
BALANCE, JUNE 30, 1997..        --   $   --   6,156,528 $7,367  $9,171     $271     $16,809
                         ==========  =======  ========= ======  ======     ====     =======


          See accompanying notes to consolidated financial statements.

                       OSI SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                       YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
Cash flows from operating activities:
  Net income........................................ $ 1,158  $ 2,259  $ 4,177
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Minority interest in net loss of subsidiaries....     (17)    (117)
   Provision for losses on accounts receivable......     (70)     404      389
   Depreciation and amortization....................   1,551    2,014    2,302
   Stock option compensation........................                       856
   Deferred income taxes............................     240      (12)    (900)
   Gain on sale of property and equipment...........     (11)     (13)
   Changes in operating assets and liabilities, net
    of business acquisition:
     Accounts receivable............................  (1,239)    (858)  (1,980)
     Other receivables..............................     226     (194)  (1,530)
     Inventory......................................  (2,599)  (4,068)  (4,573)
     Prepaid expenses...............................    (139)    (245)      96
     Accounts payable...............................     221      120    1,026
     Accrued payroll and related expenses...........     191      707      (60)
     Income taxes payable...........................    (217)     652    1,005
     Advances from customers........................       9      183    1,448
     Other accrued expenses and current
      liabilities...................................     (87)    (827)   1,101
                                                     -------  -------  -------
       Net cash provided by (used in) operating
        activities..................................    (783)       5    3,357
                                                     -------  -------  -------
Cash flows from investing activities:
  Proceeds from sale of property and equipment......     142      120
  Additions to property and equipment...............  (1,396)  (1,612)  (2,182)
  Cash paid for business acquisition, net of cash
   acquired.........................................                      (848)
  Cash paid for minority interest...................    (160)
  Other assets......................................    (662)    (688)      23
                                                     -------  -------  -------
       Net cash used in investing activities........  (2,076)  (2,180)  (3,007)
                                                     -------  -------  -------
Cash flows from financing activities:
  Net proceeds from (repayment of) bank lines of
   credit...........................................   2,668    1,502    1,014
  Payments on senior subordinated debt..............    (700)             (350)
  Payments on junior subordinated debt..............    (280)
  Payments on long-term debt........................  (1,095)  (1,250)  (3,983)
  Proceeds from issuance of long-term debt..........   2,806    1,097    2,647
  Proceeds from exercise of stock options and
   warrants.........................................     145       17      146
  Proceeds from issuance of minority interest.......               21
                                                     -------  -------  -------
       Net cash provided by (used in) financing
        activities..................................   3,544    1,387     (526)
                                                     -------  -------  -------
Effect of exchange rate changes on cash.............      95      (36)     148
                                                     -------  -------  -------
Net (decrease) increase in cash.....................     780     (824)     (28)
Cash, beginning of period...........................     625    1,405      581
                                                     -------  -------  -------
Cash, end of period................................. $ 1,405  $   581  $   553
                                                     =======  =======  =======
Supplemental disclosures of cash flow information--
 Cash paid during the period for:
  Interest.......................................... $ 1,229  $ 1,346  $ 1,197
  Income taxes...................................... $    82  $   377  $ 1,511

          See accompanying notes to consolidated financial statements.

---------------
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  During 1995, certain related parties converted $105 and $320 of junior and senior subordinated debt into 78,750 and 160,000 shares of common and preferred stock, respectively.

  During 1995, the Company refinanced $1,244 in long-term debt obligations through a new financing arrangement with a bank.

  During 1997, certain related parties converted $225 and $2,500 of senior subordinated debt into 120,536 and 1,250,000 shares of common and preferred stock, respectively.

  During October and December 1996, the Company acquired the minority interest of its two majority-owned subsidiaries through the issuance of 178,956 shares of common stock, at an estimated fair value of $6.67 per share. An additional 27,654 shares, at an estimated fair value of $13.50 per share, are issuable at June 30, 1997. The excess of the fair value of the common stock of $1,566 over the book value of the minority interests of $12 has been recorded as goodwill.

  In 1997, the Company acquired all of the capital stock of Advanced Micro Electronics AS. In conjunction with the acquisition, liabilities were assumed as follows:

   Fair value of assets acquired........................................ $2,350
   Goodwill.............................................................    588
   Cash paid for the capital stock......................................   (916)
                                                                         ------
   Liabilities assumed.................................................. $2,022
                                                                         ======


         See accompanying notes to consolidated financial statements.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General -- OSI Systems, Inc. (formerly Opto Sensors, Inc.) and its subsidiaries (collectively, the "Company") is a vertically integrated, worldwide provider of devices, subsystems and end-products based on optoelectronic technology. The Company designs and manufactures optoelectronic devices and value-added subsystems for original equipment manufacturers ("OEMs") in a broad range of applications, including security, medical diagnostics, telecommunications, office automation, aerospace, computer peripherals and industrial automation. In addition, the Company utilizes its optoelectronic technology and design capabilities to manufacture security and inspection products that it markets worldwide to end users under the "Rapiscan" brand name. These products are used to inspect baggage, cargo and other objects for weapons, explosives, drugs and other contraband.

  Consolidation -- The consolidated financial statements include the accounts of OSI Systems, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In October and December 1996 the Company purchased the minority interests of its two majority-owned subsidiaries by exchanging 178,956 shares of common stock for the minority shares of the subsidiaries. The excess of the fair value of the common stock issued of $1,193,000 over the carrying value of the minority interest of $12,000 has been recorded as goodwill and is being amortized over a period of 20 years. The Company also agreed to issue additional shares of the Company's common stock to the selling shareholders of one of the subsidiaries. The number of shares to be issued is based upon the pre-tax income of the subsidiary for the year ended June 30, 1997, and has been determined to be 27,654 shares and have been included in the number of shares issued for minority interest acquisitions in the accompanying 1997 consolidated statement of shareholders' equity.

  Concentrations of Credit Risk -- The Company's financial instruments that are exposed to credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and provides an allowance for potential credit losses. The concentration of credit risk is generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion.

  Inventory -- Inventory is stated at the lower of cost or market; cost is determined on the first-in, first-out method.

  Inventory at June 30, 1996 and 1997 consisted of the following (in thousands):

                                                                    JUNE 30,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
   Raw materials................................................ $ 7,795 $11,408
   Work-in-process..............................................   3,114   4,224
   Finished goods...............................................   2,733   2,885
                                                                 ------- -------
     Total...................................................... $13,642 $18,517
                                                                 ======= =======

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  Property and Equipment -- Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and accelerated methods over lives ranging from three to ten years. Amortization of leasehold improvements is calculated on the straight-line basis over the shorter of the useful life of the asset or the lease term.

  Property and equipment at June 30, 1996 and 1997 consisted of the following (in thousands):

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   Equipment................................................... $ 6,280 $ 7,545
   Leasehold improvements......................................   1,601   2,093
   Tooling.....................................................   1,558   1,967
   Furniture and fixtures......................................     488     666
   Computer equipment..........................................   1,283   1,699
   Vehicles....................................................      93     176
                                                                ------- -------
     Total.....................................................  11,303  14,146
   Less accumulated depreciation and amortization..............   6,849   8,305
                                                                ------- -------
   Property and equipment, net................................. $ 4,454 $ 5,841
                                                                ======= =======

  Intangibles and Other Assets -- Intangible and other assets at June 30, 1996 and 1997 consisted of the following (in thousands):

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   Software development costs.................................. $   588 $   588
   Goodwill....................................................     --    2,142
   Deposits....................................................     262     320
   Other.......................................................     524     444
                                                                ------- -------
     Total.....................................................   1,374   3,494
   Less accumulated amortization...............................     153     385
                                                                ------- -------
   Intangible and other assets, net............................ $ 1,221 $ 3,109
                                                                ======= =======

  Goodwill in the amount of $1,554,000 resulting from the acquisition of minority interests and $588,000 resulting from the acquisition of Advanced Micro Electronics AS (see Note 3) is being amortized, on a straight-line basis, over a period of twenty years.

  Software development costs incurred in the research and development of software products are expensed as incurred until the technological feasibility of the product has been established. After technological feasibility is established, certain software development costs are capitalized. The software, once developed, is a component which is included in X-ray security machines when they are sold to customers. The Company amortizes these costs on a straight-line basis over a two-year period. No software development costs were capitalized during the year ended June 30, 1997.

  Impairment of Long-Lived Assets -- The Company reviews long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges, is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the estimated fair value of the asset.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  Income Taxes -- Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of the Company's assets and liabilities, based on enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

  Fair Value of Financial Instruments -- The Company's financial instruments consist primarily of cash accounts receivable, accounts payable, and debt instruments. The carrying values of financial instruments other than debt instruments, are representative of their fair values due to their short-term maturities. The carrying values of the Company's long-term debt instruments are considered to approximate their fair values because the interest rates of these instruments are variable or comparable to current rates offered to the Company. The fair value of the Company's senior subordinated debt cannot be determined due to the related-party nature of the obligations.

  Revenue Recognition-- The Company recognizes revenue upon shipment of its product.

  Foreign Currency Translation -- The accounts of the Company's operations in Singapore, Malaysia, Norway and the United Kingdom are maintained in Singapore dollars, Malaysian ringgits, Norwegian Krone and U.K. pounds sterling, respectively. Foreign currency financial statements are translated into U.S. dollars at current rates, with the exception of revenues, costs and expenses, which are translated at average rates during the reporting period. Gains and losses resulting from foreign currency transactions are included in income, while those resulting from translation of financial statements are excluded from income and accumulated as a component of shareholders' equity. Transaction (losses) gains of approximately $76,000, ($123,000), and $68,000 were included in income for the years ended June 30, 1995, 1996 and 1997, respectively.

  Earnings Per Share -- Earnings per share information is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from preferred stock, convertible debt and stock options using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 4D, common stock and stock options issued or granted during the twelve month period prior to the date of the initial filing of the Company's Form S-1 Registration Statement have been included in the calculation of the weighted average number of common and common equivalent shares using the treasury stock method as if they were outstanding for each period. Net income and net income per share have been presented to reflect the effect of the conversion of the preferred stock into shares of the Company's common stock (see Notes 5 and 10).

  Recently Issued Accounting Pronouncements -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement is effective for interim periods and fiscal years ending after December 15, 1997. The Company does not expect that the statement will have a material effect on the Company's consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting for Comprehensive Income" and No. 131, "Disclosure about Segments of an Enterprise and Related Information." These statements are effective for financial statements issued for periods beginning after December 15, 1997. The Company has not yet analyzed the impact of adopting these statements.

  Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

2. INVESTMENT IN JOINT VENTURE

  In January 1995, the Company, together with an unrelated company, formed ECIL-Rapiscan Security Products Limited, a joint venture organized under the laws of India. The Company, the Company's chairman and the Company's chief financial officer have a 36.0%, 10.5% and 4.5% ownership interest, respectively, in the joint venture. The Company's investment of approximately $108,000 at June 30, 1997 is included in other assets in the accompanying financial statements and the Company's equity in the earnings of the joint venture, since its inception, have been insignificant.

  The joint venture was formed for the purpose of the manufacture, assembly, service and testing of X-ray security and other products. One of the Company's subsidiaries is a supplier to the joint venture partner, who in turn manufactures and sells the resulting products to the joint venture utilizing technology received from the subsidiary. The agreement provides for technology transfer between the Company and the joint venture, subject to certain restrictions.

  During the year ended June 30, 1995 and 1997, the Company earned a technical fee from the joint venture in the amount of $200,000 and $115,000, respectively. At June 30, 1997, $100,000 was unpaid and included in other receivables in the accompanying consolidated financial statements.

3. ACQUISITIONS

  On March 3, 1997, the Company acquired the capital stock of Advanced Micro Electronics AS ("AME") headquartered in Horten, Norway, from Industriinvestor ASA. The cash purchase price amounted to $916,000. The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired of $2,350,000, and liabilities assumed of $2,022,000, based on the estimated fair values of the assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired is being amortized over a period of 20 years.

  The results of operations of AME are included in the Company's consolidated financial statements from the date of acquisition. Had the acquisition occurred as of July 1, 1994, pro forma consolidated sales for the years ended June 30, 1995, 1996 and 1997 would have been $53,338,000, $65,371,000, and
$79,871,000, respectively. Consolidated pro forma net income and net income per share would not have been materially different than the amounts reported for the respective periods.

4. BANK AGREEMENTS

  At June 30, 1996 and 1997, line of credit borrowings consisted of the following (in thousands):

                                                                    JUNE 30,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Line of credit -- U.S......................................... $6,361 $6,577
   Line of credit -- Singapore...................................  1,422    974
   Line of credit -- Norway......................................           586
   Line of credit -- Rapiscan U.K. ..............................           963
                                                                  ------ ------
     Total bank lines of credit.................................. $7,783 $9,100
                                                                  ====== ======

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  The Company maintains a senior loan agreement with a U.S. bank, which provides for a $10,000,000 revolving line of credit, a $2,500,000 term loan, a $1,000,000 equipment line and a $1,500,000 stock purchase facility (see Note
6). Total borrowings under the agreement are not to exceed $15,000,000. Borrowings under the line of credit bear interest at the bank's prime rate (8.5% at June 30, 1997) plus .25% or, at the Company's option, at 2.25% above the LIBOR rate for specific advances and terms. Interest is payable monthly, and the line expires in November 1998. Borrowings under the senior loan agreement are collateralized by substantially all of the assets of the Company. At June 30, 1997 approximately $5,077,000 was issued and outstanding under the revolving line of credit. The agreement also provides a commitment for letters of credit up to $10,000,000 not to exceed the available balance under the line of credit. At June 30, 1997 approximately $154,000 was issued and outstanding under letters of credit.

  Covenants in connection with the agreement impose restrictions and requirements related to, among other things, maintenance of certain financial ratios, limitations on outside indebtedness, rental expense and capital expenditures.

  The Company has a credit agreement with a U.S. bank, which provides for a $5,000,000 revolving line of credit and a $4,000,000 letter of credit sub-facility. Total borrowings under the agreement may not exceed $5,000,000. Borrowings under the line of credit bear interest at the bank's prime rate (8.5% at June 30, 1997) plus .25%. Interest is payable monthly, and the line expires in October 1997. Borrowings under the current agreement are secured by certain of the Company's assets. At June 30, 1997 $1,500,000 was issued and outstanding under the revolving line of credit. The agreement also provides a commitment for letters of credit up to $4,000,000. At June 30, 1997 approximately $1,917,000 was issued and outstanding under letters of credit.

  Covenants in connection with the agreement impose restrictions and requirements related to, among other things, maintenance of certain financial ratios, limitations on outside indebtedness, profitability, and capital expenditures.

  Opto Sensors Pte. Ltd. ("OSP") has a loan agreement with a Singapore bank, which provides for revolving line of credit borrowings up to 2,600,000 Singapore dollars (approximately $1,800,000 at June 30, 1997). The agreement also has a term note feature providing for borrowings up to approximately $300,000 (see Note 6). Borrowings under the line of credit bear interest at the bank's prime rate (8.5% at June 30, 1997) plus 1.5%. Interest is payable monthly, and borrowings are due on demand. Borrowings under the line of credit are collateralized by certain OSP assets and are guaranteed by the Company and certain officers of the Company.

  AME has a loan agreement with a Norwegian bank, which provides for revolving line of credit borrowings up to 5,000,000 Norwegian Krone (approximately $682,000 at June 30, 1997). Borrowings under the line of credit bear interest at a variable rate, which was 6.65% at June 30, 1997. Interest is payable quarterly. The loan agreement has no expiration date. Borrowings under the line of credit are collateralized by certain AME assets.

  A subsidiary has loan agreements with a U.K. bank, which provide for overdraft borrowings of up to 1,250,000 pound sterling (approximately $2,081,000 at June 30, 1997), line of credit borrowings up to 750,000 pound sterling (approximately $1,248,000 at June 30, 1997) and a 500,000 pound sterling (approximately $832,000 at June 30, 1997) borrowing facility for tender and performance bonds. Borrowings under the overdraft facility bear interest at a base rate (6.0% at June 30, 1997) plus 2%. The overdraft facility expires in December 1997. At June 30, 1997 no amounts were outstanding under the overdraft facility. Borrowings under the line of credit bear interest at the base rate plus 1.85%. Interest is payable monthly and the line expires in November 1997. Borrowings under this agreement are secured by certain assets of the subsidiary and are guaranteed by the Company. Approximately $452,000 was outstanding under performance bonds at June 30, 1997.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  A subsidiary has a loan agreement with a Malaysian bank, which provides for revolving line of credit borrowings up to 2,500,000 Malaysian ringgits (approximately $990,000 at June 30, 1997) for performance bonds and standby letter of credits. This line expires in October 1997. No amounts were outstanding under this agreement at June 30, 1997.

5. SENIOR SUBORDINATED DEBT

  The Company has issued convertible notes payable to non affiliates and certain related parties. Under the terms of the various agreements, certain debt contained nondetachable warrants to convert the related debt into shares of the Company's preferred stock at $2.00 per share. Certain other notes provided for the conversion of the debt into shares of the Company's preferred stock at $2.80 per share at the option of the holder. The remaining debt, at the option of the holder, provided for conversion of the debt into shares of the Company's common stock at $1.87 per share. During the year ended June 30, 1997, all of the debt outstanding under the various agreements was repaid or converted in accordance with the conversion terms as summarized in the following table:

                                                                      JUNE 30,
                                                                     -----------
                                                                      1996  1997
                                                                     ------ ----
                                                                         (In
                                                                     thousands)
Convertible note payable to a related party, interest due quarterly at a bank's prime rate (8.25% at June 30, 1996) plus 1.5%,
 principal due on April 24, 1997 converted into 1,250,000 shares of preferred stock on November 27, 1996..............................  $2,500 $--
Convertible notes payable, (including $50,000 to a related party)
 interest due quarterly at a bank'sprime rate (8.25% at June 30,
 1996) plus 1.5%, principal due on February 19, 1998, paid in full
 as of October 28, 1996............................................     350  --
Convertible notes payable to directors, interest due quarterly at a bank's prime rate (8.25% at June 30, 1996) plus 1.5%, principal due on February 19, 1998, converted into 26,786 shares of common
 stock on October 31, 1996.........................................      50  --
Convertible notes payable, interest due quarterly at a bank's prime rate (8.25% at June 30, 1996) plus 1.5%, principal due on February
 19, 1998 converted into 93,750 shares of common stock on October
 31, 1996..........................................................     175  --
                                                                     ------ ----
Total senior subordinated debt.....................................   3,075  --
Less current portion...............................................   2,500  --
                                                                     ------ ----
Total long-term portion............................................  $  575 $--
                                                                     ====== ====

                       OSI SYSTEMS, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT

  At June 30, 1996 and 1997, long-term debt consisted of the following:

                                                                    JUNE 30,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
Term loan payable to a bank, interest due monthly at the bank's prime rate (8.25% at June 30, 1996) plus 0.25%, principal due in monthly installments of $52,083. The term loan was repaid in
 January 1997...................................................  $1,667    --
Term loan payable to a bank, interest due monthly at the bank's prime rate (8.25% at June 30, 1996) plus 0.25%, principal due in equal monthly installments of $16,666. The term loan was
 repaid in January 1997.........................................     750    --
Equipment line note payable to a bank, interest due monthly at the bank's prime rate (8.25% at June 30, 1996) plus 0.25%,
 principal due in monthly installments of $11,623. The term loan
 was repaid in January 1997.....................................     511    --
Term loan payable to a bank, interest due monthly at the bank's prime rate (8.5% at June 30, 1997) plus 0.50%, principal due in monthly installments of $52,083 until paid in full on March 31,
 2001. Outstanding balances are collateralized by substantially
 all of the assets of the Company...............................     --  $2,344
Term loan payable to a Norwegian bank, interest due quarterly at a rate of 5.75% principal due in monthly installments of
 $12,129 until paid in full on June 1, 2001. Outstanding
 balances are collateralized by certain assets of the
 subsidiary.....................................................     --     437
Term loan payable to a bank, interest due monthly at the bank's prime rate (8.5% at June 30, 1997) plus 2.25%, principal due in monthly installments of $8,333 until paid in full on November
 30, 1997.......................................................     141     41
Liability under settlement agreements, interest computed at the
 52 week treasury bill rate (5.35% at June 30, 1997), principal
 due $300,000 in 1998, and $400,000 in 1999.....................   1,000    700
Other...........................................................     535    558
                                                                  ------ ------
                                                                   4,604  4,080
Less current portion of long-term debt..........................   1,491  1,240
                                                                  ------ ------
Long-term portion of debt.......................................  $3,113 $2,840
                                                                  ====== ======

  Fiscal year principal payments of long-term debt as of June 30, 1997 are as follows (in thousands):

   1998.................................................................. $1,240
   1999..................................................................  1,333
   2000..................................................................    896
   2001..................................................................    592
   2002..................................................................     19
                                                                          ------
     Total............................................................... $4,080
                                                                          ======

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

7. INCOME TAXES

  For financial reporting purposes, income before provision for income taxes and minority interest includes the following components (in thousands):

                                                            YEAR ENDED JUNE 30,
                                                            --------------------
                                                             1995   1996   1997
                                                            ------ ------ ------
   Pretax income:
     United States......................................... $1,277 $1,965 $2,655
     Foreign...............................................    277  1,288  2,938
                                                            ------ ------ ------
       Total pretax income................................. $1,554 $3,253 $5,593
                                                            ====== ====== ======

  The Company's provision for income taxes is comprised of the following (in thousands):

                                                             YEAR ENDED JUNE
                                                                   30,
                                                            -------------------
                                                            1995  1996    1997
                                                            ---- ------  ------
   Current:
     Federal............................................... $ 43 $  510  $1,256
     State.................................................    3     21      24
     Foreign...............................................  127    592   1,036
                                                            ---- ------  ------
                                                             173  1,123   2,316
   Deferred................................................  240    (12)   (900)
                                                            ---- ------  ------
       Total provision..................................... $413 $1,111  $1,416
                                                            ==== ======  ======

  Deferred income tax assets (liabilities) at June 30, 1996 and 1997 consisted of the following (in thousands):

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996     1997
                                                                -------  ------
   Expenses not currently deductible........................... $   873  $1,455
   State income taxes..........................................     --      --
   Other.......................................................     --      301
                                                                -------  ------
     Total deferred income tax assets..........................     873   1,756
                                                                -------  ------
   Depreciation................................................    (145)    (43)
   Capitalized software development costs......................    (214)   (219)
   State income taxes..........................................    (173)   (329)
   Revitalization zone deductions..............................    (278)   (392)
   Other.......................................................    (190)    --
                                                                -------  ------
     Total deferred income tax liabilities.....................  (1,000)   (983)
                                                                -------  ------
   Net deferred income taxes................................... $  (127) $  773
                                                                =======  ======

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  The consolidated effective income tax rate differs from the federal statutory income tax rate due primarily to the following:

                                                             YEAR ENDED
                                                              JUNE 30,
                                                           ------------------
                                                           1995   1996   1997
                                                           ----   ----   ----
   Provision for income taxes at federal statutory rate... 35.0 % 35.0 % 35.0 %
   State income taxes (credits), net of federal benefit... (2.6)   0.2   (4.7)
   Nontaxable earnings of FSC............................. (7.1)  (5.7)  (4.9)
   Research and development tax credits................... (2.8)   --    (1.7)
   Foreign income subject to tax at other than federal
    statutory rate........................................  0.7    1.1   (1.0)
   Other..................................................  3.4    3.6    2.6
                                                           ----   ----   ----
   Effective income tax rate.............................. 26.6 % 34.2 % 25.3 %
                                                           ====   ====   ====

  The Company does not provide for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time. At June 30, 1997 undistributed earnings of the foreign subsidiaries amounted to approximately $3,656,000. It is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings.

8. COMMITMENTS AND CONTINGENCIES

  The Company leases its production and office facilities and certain equipment under various operating leases. Most of these leases provide for increases in rents based on the Consumer Price Index and include renewal options ranging from two to ten years. The lease for the production and office facilities in Hawthorne, California expires in 2005, and the Company is currently considering exercising its option to purchase the facilities for approximately $3,000,000. Future minimum lease payments under such leases as of June 30, 1997 are as follows: $280,000; 1998, $1,046,000; 1999, $826,000;
2000, $684,000; 2001, $658,000; 2002, $401,000; and thereafter, $2,561,000.
Total rent expense included in the accompanying consolidated financial statements was $959,000, $901,000 and $921,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

  The Company is involved in various claims and legal proceedings arising out of the conduct of its business, principally related to patent rights and related licensing issues. The principal litigation involves claims that certain technology used in the Company's scanners infringes on certain existing patents and seeks damages in an unspecified amount and an injunction barring the Company from making, using, selling or offering for sale certain of its security and inspection products in the United States. The Company has alleged that its security products do not infringe the patents, and that the plaintiffs in the suit had previously granted the Company the right to market its security and inspection products. In the event it is determined that the Company's products infringe upon the rights of the plaintiffs and that the Company does not have the right to use the technology in its products, the Company could be prevented from marketing most of its security and inspection products in the United States and could be required to pay a significant amount of damages.

  An estimate of loss or range of loss cannot be made at this time, however, management of the Company believes that the resolution of the above noted litigation and other legal proceedings will not have a material adverse effect on the Company's consolidated financial statements.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

9. STOCK OPTIONS

  The Company has two stock option plans. Under the 1987 plan, 1,050,000 shares of common stock have been reserved for the issuance of incentive stock options to key employees, directors and officers of the Company. The price, terms and conditions of each issuance are determined by the Board of Directors.

  The 1997 plan was established in May 1997 and authorizes the grant of up to 850,000 shares of the Company's common stock in the form of incentive and nonqualified options. Employees, officers and directors are eligible under this plan, which is administered by the Board of Directors who determine the terms and conditions of each grant. The exercise price of nonqualified options may not be less than 85% of the fair market value of the Company's common stock at the date of grant. The exercise price of incentive stock options may not be less than the fair market value of the Company's common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than ten percent of the Company's voting stock may not be less than 110% of the fair market value of the Company's common stock at the date of grant.

  Exercise periods for incentive and nonqualified options granted under this plan may not exceed ten years from the grant date.

  In November and December 1996, the Company granted stock options for the purchase of 235,125 shares of the Company's common stock to certain employees at prices below the $6.67 estimated fair market value at the date grant. The options were accelerated to vest immediately and accordingly, the Company has recorded compensation expense for the year ended June 30, 1997, representing the excess of the fair value of the Company's common stock at the date of grant over the option exercise price.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  The following summarizes stock option activity for the years ended June 30, 1995, 1996 and 1997:

                                                               OPTION PRICE
                                                   NUMBER   -------------------
                                                     OF     WEIGHTED
                                                  OPTIONS   AVERAGE    TOTAL
                                                  --------  -------- ----------
   Outstanding, July 1, 1994.....................  307,875   $1.43   $  440,000
   Granted.......................................   69,000    2.00      138,000
   Exercised.....................................  (60,000)   1.25      (75,000)
   Canceled......................................  (19,500)   1.77      (34,000)
                                                  --------           ----------
   Outstanding, June 30, 1995....................  297,375    1.57      469,000
   Granted.......................................   51,000    2.17      111,000
   Exercised.....................................  (16,125)   1.06      (17,000)
   Canceled......................................  (13,500)   1.60      (22,000)
                                                  --------           ----------
   Outstanding, June 30, 1996....................  318,750    1.70      541,000
   Granted.......................................  669,611    8.88    5,947,000
   Exercised..................................... (118,125)   1.24     (146,000)
   Canceled......................................   (9,750)   2.38      (23,000)
                                                  --------           ----------
   Outstanding, June 30, 1997....................  860,486   $7.34   $6,319,000
                                                  ========           ==========

  The following summarizes pricing and term information for options outstanding as of June 30, 1997:

                                   OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                         ---------------------------------------- -----------------------
                                                         WEIGHTED                WEIGHTED
                             NUMBER     WEIGHTED AVERAGE AVERAGE                 AVERAGE
  RANGE OF               OUTSTANDING AT    REMAINING     EXERCISE EXERCISABLE AT EXERCISE
EXERCISE PRICES          JUNE 30, 1997  CONTRACTUAL LIFE  PRICE   JUNE 30, 1997   PRICE
---------------          -------------- ---------------- -------- -------------- --------
$0.17 to $0.67..........     13,500        1.0 years      $0.64       13,500      $0.64
 1.87 to  2.00..........    134,625        2.0             1.95      102,563       1.93
 2.33 to  3.33..........    277,875        4.1             2.89      269,250       2.90
11.50 to  13.50.........    434,486        5.0            12.08          --         --
                            -------                                  -------
$0.17 to $13.50.........    860,486        4.2            $7.34      385,313      $2.56
                            =======                                  =======

  The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The estimated fair value of options granted during 1996 and 1997 pursuant to SFAS 123 was approximately $19,000 and $1,054,000, respectively. Had the Company adopted SFAS 123, pro forma net income would have been $2,297,000 and $4,058,000, and pro forma net income per share would have been $0.36 and $0.64 for 1996 and 1997, respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield and volatility of zero, a risk free interest rate of 6.33% and expected option lives of 5 years.

10. STOCKHOLDERS' EQUITY

  In May 1997, the Company's Board of Directors authorized a 1.5 for 1 stock split of the outstanding common stock. All share and per share numbers have been adjusted to retroactively reflect the common stock split.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

  The preferred stock had a liquidation preference of $1.00 per share, and was otherwise entitled to the same voting, dividend and all other rights as the common stock.

  In June 1997, in order to simplify the capital structure of the Company, holders of the preferred stock converted each preferred share into 1.5 shares (post-split) of common stock.

  In June 1997, the Company amended its articles of incorporation, which articles authorize 10,000,000 shares of new preferred stock. Such preferred stock has no par value, and no preferred shares are issued and outstanding at June 30, 1997.

  In connection with the acquisition of the minority interest of a subsidiary in November 1996 (see Note 1), the Company granted the selling shareholders options to purchase 45,486 shares of the Company's common stock at $11.50 per share. The options vest over four years from the date of grant. If the Company does not successfully complete an underwritten public offering of its common stock by December 31, 1997, the options revert back to the Company.

11. RELATED PARTY TRANSACTIONS

  The Company contracts with entities affiliated by common ownership to provide messenger service and auto rental and printing services. The Company also contracts for professional services from a firm that has a partner serving as a member of the Company's Board of Directors. Included in selling, general and administrative expenses for the years ended June 30, 1995, 1996 and 1997 are approximately $77,000, $83,000, and $111,000 for messenger service and auto rental; $78,000, $63,000, and $82,000 for printing services; and $23,000, $7,000, and $11,000 for professional services, respectively. During the year ended June 30, 1997, the Company paid a one time consulting fee amounting to $100,000 to an entity that is a shareholder of the Company.

  Shareholders and other parties related to the Company have made loans to the Company under agreements subordinating such loans to the Company's bank borrowings (see Notes 4, 5 and 6). Interest expense related to such borrowings was approximately $315,000, $263,000, and $146,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

12. GOVERNMENT SETTLEMENT

  During 1994, a subsidiary of the Company was notified that the U.S. Department of Justice was conducting an investigation regarding the testing of certain products that were sold by a subsidiary under government contracts. A settlement of $1,500,000 was agreed to, and was accrued and charged to operations in the year ended June 30, 1994. The settlement is being paid in five increasing installments, with the unpaid principal balance bearing interest at the 52-week Treasury bill rate. At June 30, 1997, the unpaid balance of this settlement was $700,000 (see Note 6).

13. EMPLOYEE BENEFIT PLANS

  OSI Systems, Inc. has a qualified employee retirement savings plan. The plan provides for a contribution by the Company, which is determined annually by the Board of Directors. In addition, the plan permits voluntary salary reduction contributions by employees. The Company made no contributions to the plan for the years ended June 30, 1997, 1996 and 1995. During 1995, a subsidiary in the U.K. ("Rapiscan") transferred its existing employees from their former owner's plan to a new plan, the Rapiscan defined benefit plan, which covers certain Rapiscan employees. The benefits under this plan are based on years of service and the employee's highest 12 months' compensation during the last five years of employment. Rapiscan's funding policy is to make the minimum annual contributions required by applicable regulations based on an independent actuarial valuation sufficient to provide for benefits accruing after that date. Pension expense for the years ended June 30, 1995, 1996 and 1997 was approximately $111,000, $91,000, and $89,000, respectively.

                      OSI SYSTEMS, INC. AND SUBSIDIARIES

14. SEGMENT INFORMATION

  The Company's operating locations include the United States, Europe (United Kingdom and Norway) and Asia (Singapore and Malaysia). The Company's operations and identifiable assets by geographical area are as follows (in thousands):

                                           YEAR ENDED JUNE 30, 1995
                               -------------------------------------------------
                               UNITED
                               STATES  EUROPE   ASIA   ELIMINATIONS CONSOLIDATED
                               ------- ------- ------- ------------ ------------
Revenues.....................  $33,158 $11,341 $ 5,316                $49,815
Transfer between geographical
 areas.......................    1,698     788   3,831   $ (6,317)        --
                               ------- ------- -------   --------     -------
Net revenues.................  $34,856 $12,129 $ 9,147   $ (6,317)    $49,815
                               ======= ======= =======   ========     =======
Operating income.............  $ 1,996 $   485 $   267   $     57     $ 2,805
                               ======= ======= =======   ========     =======
Identifiable assets..........  $36,751 $10,832 $ 4,839   $(21,642)    $30,780
                               ======= ======= =======   ========     =======
                                           YEAR ENDED JUNE 30, 1996
                               -------------------------------------------------
                               UNITED
                               STATES  EUROPE   ASIA   ELIMINATIONS CONSOLIDATED
                               ------- ------- ------- ------------ ------------
Revenues.....................  $42,403 $15,346 $ 3,769                $61,518
Transfer between geographical
 areas.......................    6,304   3,092  10,974   $(20,370)        --
                               ------- ------- -------   --------     -------
Net revenues.................  $48,707 $18,438 $14,743   $(20,370)    $61,518
                               ======= ======= =======   ========     =======
Operating income.............  $ 2,641 $ 1,278 $   890   $   (197)    $ 4,612
                               ======= ======= =======   ========     =======
Identifiable assets..........  $42,932 $10,179 $ 5,986   $(23,788)    $35,309
                               ======= ======= =======   ========     =======
                                           YEAR ENDED JUNE 30, 1997
                               -------------------------------------------------
                               UNITED
                               STATES  EUROPE   ASIA   ELIMINATIONS CONSOLIDATED
                               ------- ------- ------- ------------ ------------
Revenues.....................  $54,310 $18,915 $ 4,403                $77,628
Transfer between geographical
 areas.......................    8,655   5,156  12,191   $(26,002)        --
                               ------- ------- -------   --------     -------
Net revenues.................  $62,965 $24,071 $16,594   $(26,002)    $77,628
                               ======= ======= =======   ========     =======
Operating income.............  $ 3,814 $ 1,849 $ 1,390   $   (263)    $ 6,790
                               ======= ======= =======   ========     =======
Identifiable assets..........  $52,367 $15,066 $ 8,395   $(28,495)    $47,333
                               ======= ======= =======   ========     =======

                              [INSIDE BACK PAGE]


[Background names of various countries]

[Picture of inspection machine with image of gun and various items on monitor]

                                   RAPISCAN
                         2000 Units Shipped Worldwide

[Picture of cruise ship terminal]
Cruise Ship Terminal

[Picture of correctional facility]
Correctional Facility

[Picture of freight forwarder facility]
International Freight Forwarder

[Picture of court house]
Municipal Court House

[Picture of Buckingham Palace]
Buckingham Palace

[Picture of airport terminal]
International Airport

                         [LOGO OF OPTO-SENSORS, INC.]